UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(RULE 14a-101)

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )

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NORTEK, INC.

(Name of Registrant as Specified In Its Charter)

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Table of Contents

(4) Date Filed:



March 13, 2015

Dear Stockholder:

   The Company's 2015 Annual Meeting of Stockholders will be held on April 28, 2015 at 8:30 a.m., local time, at The Omni Providence Hotel, One West Exchange Street, Providence, RI 02903 (telephone: (401) 598-8000), and I hope you will join us.

   At the meeting, we will be asking you:

   1.   To elect three Class III directors for a three-year term to expire in 2018.

   2.   To conduct an advisory vote to approve named executive officer compensation.

   3.   To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2015; and

   4.   To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

   As explained more fully in the proxy statement, you can vote using the Internet, by telephone, by mail, or in person, in each case by following the instructions in the proxy statement.

   We urge you to vote your shares at your earliest convenience.

   Thank you very much for your interest in our Company.

                                        Sincerely,

                                        Michael J. Clarke
                                        President and Chief Executive Officer
                                        Nortek, Inc.

Table of Contents

NORTEK, INC.

_____

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 28, 2015

_____

Dear Stockholders:

The Annual Meeting of Stockholders (the "Annual Meeting") of Nortek, Inc., a Delaware corporation (the "Company"), will be held at The Omni Providence Hotel, One West Exchange Street, Providence, RI 02903 (telephone: (401) 598-8000), on April 28, 2015 at 8:30 a.m., local time, to vote on the following proposals:

1. To elect Michael J. Clarke, Daniel C. Lukas and Bennett Rosenthal as Class III directors to serve a three-year term until the Company's annual meeting in 2018.
2. To conduct an advisory vote to approve named executive officer compensation.
3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2015.
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on February 27, 2015 as the record date for the determination of Stockholders entitled to notice of, and to vote at, the Annual Meeting.

You can simplify your voting and save the Company expense by voting over the telephone or by Internet.

If your shares are held in "street name" in a stock brokerage account or by a bank or other nominee, you must provide your broker with instructions on how to vote your shares in order for your shares to be voted in the election of directors. If you do not instruct your broker on how to vote in the election of directors, your shares will not be voted in the election of directors.

All Stockholders are cordially invited to attend the Annual Meeting. Whether or not you are able to attend the Annual Meeting in person, it is important that your shares be represented. Please vote as soon as possible.

Important notice regarding the availability of proxy materials for the stockholder meeting to be held on April 28, 2015. Our Proxy Statement and Annual Report to Stockholders are available at http://www.nortekinc.com/proxy.html.

Sincerely,



Kevin W. Donnelly
Senior Vice President, General Counsel and Secretary
Nortek, Inc.

Providence, Rhode Island
March 13, 2015

March 13, 2015

NORTEK, INC.
Proxy Statement - Table of Contents

ABOUT THE ANNUAL MEETING

This proxy statement contains information related to the Annual Meeting of Stockholders of Nortek, Inc. ("Nortek" or the "Company"). The State of Delaware (the state in which the Company is incorporated), the Securities and Exchange Commission (the "SEC") and the NASDAQ Global Market ("Nasdaq") have rules that govern how we must conduct the Annual Meeting and what rights you may or may not have therein, especially related to how we solicit your votes for the Annual Meeting, the form of proxy that we may use, and the information that we must provide to you. Below you will find a summary of matters that specifically relate to the Annual Meeting and that we are required to disclose to you. We hope that you find this summary useful in your understanding of the Annual Meeting process, the Company's business, the directors, and the other matters that are pertinent to all of the foregoing.

Date of Annual Meeting (the "Annual Meeting")	April 28, 2015
Time of Annual Meeting	8:30 a.m., local time
Place of Annual Meeting	The Omni Providence Hotel, One West Exchange Street, Providence, RI 02903 (telephone: (401) 598-8000)
Record Date for Annual Meeting (the "Record Date")	February 27, 2015
Attending the Annual Meeting	
	All stockholders of record are welcome at the Annual Meeting. If you are intending to attend, please have proper identification. If your shares are held in street name, please have your most current brokerage account statement with you.
	Directions to the Annual Meeting are available at http://www.omnihotels.com/hotels/providence/property-details/directions.
Mailing Date of Proxy Materials	On or about March 13, 2014
Votes to Be Taken at the Annual Meeting	You are voting on:
	Proposal 1: Election of Michael J. Clarke, Daniel C. Lukas and Bennett Rosenthal, to the class of directors whose term expires in 2018.
	Proposal 2: Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2015.
	Any other business properly coming before the Annual Meeting.
Recommended Vote on Each Proposal	The Board of Director's recommendation can be found with the description of each proposal in this proxy statement. In summary, the Board of Directors recommends that you vote:
	1. FOR each of the three nominees for Class III director.

2. FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2015 fiscal year.

Vote Required to Pass Each Proposal

Proposal 1 - Election of Directors	Our directors are elected by plurality of the votes cast, which means that the three nominees for director receiving the highest number of votes FOR election will be elected as directors. Stockholders may not cumulate votes for the election of directors.
Proposal 2 - Ratification of Public Accountants	Ratification of Proposal 2 requires a majority of the votes cast at the Annual Meeting and voting on the matter must vote FOR this proposal.
Shares Outstanding on the Record Date and Entitled to Notice of and to Vote at the Annual Meeting	16,316,981 shares of common stock, which includes 417,250 shares of restricted common stock awarded under Nortek's 2009 Omnibus Incentive Plan as Amended and Restated.
Voting of Shares	Each stockholder is entitled to one vote for each share of common stock and to one vote for each share of restricted common stock held as of the Record Date.
Company Headquarters	500 Exchange Street, Providence, Rhode Island 02903
Company Telephone Number	(401) 751-1600

<u>VOTING YOUR SHARES</u>

Who can vote?	Stockholders of record or beneficial owners at the close of business on the Record Date, February 27, 2014, are entitled to notice of and to vote at the Annual Meeting.
Who is a "stockholder of record"?	You are a stockholder of record if your shares of the Company's stock are registered directly in your own name with the Company's transfer agent, Computershare Shareowner Services (the "Transfer Agent"), as of the Record Date.
Who is a "beneficial owner"?	You are a beneficial owner if a brokerage firm, bank, trustee or other agent (called a "nominee") holds your stock, and who is often the stockholder of record. This is often called ownership in "street name" because your name does not appear in the records of the Transfer Agent. If your shares are held in street name, you will receive instructions from the stockholder of record. You must follow the instructions of the stockholder of record in order for your shares to be voted. Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Annual Meeting, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the Annual Meeting in order to vote.

What is a "broker non-vote"?	If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, it will inform us that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."
	As a general matter, brokers have the discretion to vote on routine matters but cannot vote on non-routine matters. Proposal 1: Election of Directors is considered a non-routine matter for the Annual Meeting and brokers will not have the authority to vote uninstructed shares on this matter. Proposal 2: Ratification of Accountants is considered a routine matter for the Annual Meeting.
	Broker non-votes will be considered as represented for purposes of determining a quorum, but will not otherwise affect voting results.
What happens if I am a stockholder of record and I don't give specific instructions?	If you are a stockholder of record and sign and return your proxy card or vote electronically without making any specific selections, then your shares will be voted in accordance with the recommendations of the Proxy Committee (as defined later in this proxy statement) on all matters presented in this proxy statement and as the Proxy Committee may determine in its discretion regarding any other matters properly presented for a vote at the Annual Meeting.
How are abstentions treated?	Abstentions are counted for purposes of determining whether a quorum is present, but will not be included in vote totals and will not affect the outcome of the vote on any proposal.
What is the "Proxy Committee"?	The Proxy Committee was appointed by the Board and is comprised of Michael J. Clarke and Kevin W. Donnelly. The Proxy Committee has the authority to vote properly executed proxies that do not otherwise specify voting instructions.
How can I vote my shares?	**By Internet.** You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card.
	By Telephone. You can vote your proxy over the telephone by calling 1-800-690-6903 from any touch-tone telephone. You must have your proxy card available when you call.
	By Mail. You can vote by mail by signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card or voting instruction card to Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Please allow sufficient time for delivery if you decide to vote by mail.
	In Person. If you attend the Annual Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting. If your shares are held in street name, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. You should allow yourself enough time prior to the Annual Meeting to obtain this proxy from the stockholder of record.
	The shares voted electronically or represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual Meeting. Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m., Eastern Time, on Monday, April 27, 2015.

How can I change my vote?	You may change your vote at any time before the proxy is exercised. If you voted by mail, you may revoke your proxy at any time before it is voted by executing and delivering a timely and valid later-dated proxy, or by voting by ballot at the Annual Meeting. Attending the Annual Meeting will not automatically revoke your proxy unless you specifically request it. If you voted via the Internet or by telephone you may also change your vote with a timely and valid later Internet or telephone vote or by voting by ballot at the Annual Meeting.
Are there other matters to be voted on at the Annual Meeting?	The Board is not aware of any matters not set forth in this proxy statement that may come before the Annual Meeting. However, if other matters are properly brought before the Annual Meeting, it is intended that the persons named as the Proxy Committee in this proxy statement will vote as the Board directs.
What is the cost of solicitation?	The Company will bear the entire cost of soliciting the proxies, including the preparation, assembly, printing and mailing of this proxy statement. The Company has retained Georgeson Inc. to act as a proxy solicitor in conjunction with the Annual Meeting and has agreed to pay $8,000, plus reasonable out-of-pocket expenses, to Georgeson for proxy solicitation services. In addition to solicitation by mail, the directors, officers and other employees of the Company may solicit proxies in person, by telephone, electronic communications, or by other means without additional compensation.
Where can I find the voting results of the Annual Meeting?	The Company will announce preliminary voting results at the Annual Meeting. The Company will publish final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the date of the Annual Meeting.

NORTEK BOARD OF DIRECTORS

The Company's business and affairs are managed under the direction of the Company's Board. The Board consists of nine directors divided into three classes of three directors who serve in staggered three-year terms. The Company believes that a staggered Board is the most effective way for the Board to be organized because it ensures greater certainty of continuity from year-to-year, which provides stability in organization and experience. As a result of the three classes, at each Annual Meeting, three directors are elected for a three-year term, while the other six directors do not have to stand for election as their term is not then expiring. The Company's current directors are as follows:

- Class I directors are John T. Coleman, Thomas A. Keenan and J. David Smith, and their terms will expire at the annual meeting of stockholders to be held in 2016;

- Class II directors are Jeffrey C. Bloomberg, James B. Hirshorn and Chris A. McWilton, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

- Class III directors are Michael J. Clarke, Daniel C. Lukas and Bennett Rosenthal, and their terms will expire at this year's Annual Meeting.

Board Meetings and Annual Meeting of Stockholders

During fiscal year 2014, the Board met eleven times for both regular and special meetings. Each of the directors attended at least 75% of the aggregate of all meetings of the Board and committees on which he was a member. Our Corporate Governance Guidelines provide that absent compelling and stated reasons, directors that attend fewer than 75% of Board or committee meetings for two consecutive years should not be re-nominated for service on the Board.

During fiscal year 2014, the Board had an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. To promote open discussion among the non-management directors, the non-management directors generally meet in executive session at regularly scheduled Board meetings.

The Company does not have a formal policy regarding attendance by members of the Board at the Company's annual meeting, but each director is encouraged to do so. All directors attended the Company's 2014 annual meeting.

Stockholder Communication

The Company is committed to ensuring that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. Stockholders may communicate with any of the directors by sending a letter to the director, c/o Secretary, Nortek, Inc., 500 Exchange Street, Providence, Rhode Island 02903. All such letters will be promptly forwarded to the respective director.

Director Independence

Our common stock is listed on Nasdaq and we evaluate the independence of our directors in accordance with the Nasdaq listing rules (the "Nasdaq Rules"). The Nominating and Corporate Governance Committee assesses director independence on an annual basis. To be considered independent (1) a director must not be an Executive Officer (as defined in the Nasdaq Rules) or employee of the Company or any of its subsidiaries and (2) must not have a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Persons described by Nasdaq Rules 5605(a)(2)(A) through 5605(a)(2)(F), inclusive, are not be considered independent. In addition, the Board has determined that a director will not be considered to have a relationship that interferes with the exercise of independence judgment if he or she is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, unless the total amount of either company's indebtedness to the other is more than one percent of the total consolidated assets of the company which he or she serves as an executive officer.

The Board has determined that all directors except Mr. Clarke, our CEO, and Mr. Hirshorn, who served as a consultant to the Company in 2012 and 2013, are considered "independent directors" within the meaning of the Nasdaq Rules. In making this determination, our Board also considered that Messrs. Hirshorn, Lukas and Rosenthal are partners in the Private Equity Group of Ares Management LLC, an affiliate.

Leadership of the Board

The Board is responsible for the oversight of the Company's overall strategy and operations. The Board is committed to objective oversight of the Company's management, especially through its independent leadership and committee membership.

The Company separates the roles of Chief Executive Officer and Chairman of the Board in recognition of the different responsibilities associated with the two roles. Mr. Michael J. Clarke, our CEO, is responsible for the general management, oversight, leadership, supervision and control of the day-to-day business and affairs of the Company, and ensures that all directions of the Board are carried into effect. Mr. J. David Smith, the Chairman of the Board, is charged with presiding over all meetings of the Board and the Company's stockholders, and providing advice and counsel to the CEO and other Company officers regarding the Company's business and operations. Separating these roles allows the CEO and the Chairman to focus their time and energy where they are best used.

Committees of the Board

The standing committees of the Board are: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. Each committee operates under a charter approved by the Board. Copies of each committee's charter are posted on the Corporate Governance section of the Investors section of the Company's website, www.nortek.com.

The membership of our Committees is set forth below:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Jeffrey C. Bloomberg	●	●	
John T. Coleman	●	●	Chair
Michael J. Clarke			
Thomas A. Keenan	●	●	
James B. Hirshorn			
Daniel C. Lukas		Chair	●
Chris A. McWilton	Chair		●
Bennett Rosenthal			●
J. David Smith			

_____

Below is a description of each standing committee of the Board. The Board has affirmatively determined that each of these standing committees consists entirely of independent directors pursuant to Nasdaq Rules.

Audit Committee

Established in accordance with Section 3(a)(58)(A) of the Exchange Act, the Audit Committee currently consists of Messrs. McWilton (Chairman), Bloomberg, Coleman and Keenan, each of whom is independent within the meaning of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors has determined that each Committee member has sufficient knowledge in financial and auditing matters to serve on the Committee and that Mr. McWilton is an "audit committee financial expert" as defined in applicable SEC rules and has "financial sophistication" as defined in the applicable Nasdaq Rules.

The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The purposes of the Audit Committee are to: (a) appoint, oversee and replace, if necessary, the independent auditor, (b) assist the Board of Director's oversight of (i) the integrity of the Company's financial statements, (ii) the Company's systems of internal control over financial reporting and disclosure controls and procedures, (iii) the Company's compliance with legal and regulatory requirements, (iv) the independent auditor's qualifications and independence, and (v) the performance of the Company's internal audit function and independent auditor; and (c) prepare the report that the SEC rules require to be included in the Company's annual proxy statement. In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors. The Audit Committee also reviews the annual audited financial statements for the Company. In addition, the Audit Committee assists the Board in the oversight of the Company's risk management processes (as described more fully below under the "*The Board's Role in Risk Oversight*").

In fiscal year 2014, the Audit Committee met six times for both regular and special meetings.

Additional information regarding the Audit Committee and the Company's independent registered public accounting firm is disclosed under the heading "*Audit Committee Matters*" below.

Compensation Committee

During 2014, the Compensation Committee consisted of Messrs. Lukas (Chairman), Coleman, Bloomberg and Keenan. The Compensation Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval.

The Compensation Committee's primary responsibilities are to: (i) assist the Board in carrying out its responsibilities relating to executive compensation; (ii) review the Compensation Discussion and Analysis; and (iii) produce the annual report of the Committee on executive compensation. The Compensation Committee establishes and reviews and makes recommendations to the Board on the overall compensation philosophy of the Company. The Compensation Committee approves the corporate goals and objectives relevant to the compensation of the CEO, our Senior Vice Presidents, the chief executive officer of each of the Company's business segments ("Business Segment Presidents") and certain other Company or subsidiary officers that may be designated from time to time by the Compensation Committee ("Designated Officers"). The Compensation Committee evaluates the performance of such persons in light of those goals and objectives and determines and approves their compensation levels based on this evaluation and makes all other determinations regarding their compensation.

In addition, the Compensation Committee reviews and approves compensation arrangements for the Board and its committees. The Compensation Committee also administers the Company's 2009 Omnibus Incentive Plan, as Amended and Restated (the "2009 Plan") and the annual cash incentive plans for Nortek and our business segment executives. For a detailed description regarding the Compensation Committee's role in setting executive compensation, see "*Executive Compensation-Compensation Discussion and Analysis*" below.

In fiscal year 2014, the Compensation Committee met four times for both regular and special meetings.

Role of the Compensation Consultant

The Compensation Committee retains Hay Group as its compensation consultant on director and executive compensation matters. Hay Group reports to the Chairman of the Compensation Committee and has direct access to the other members of the Compensation Committee. The Compensation Committee also authorizes Hay Group to share with, request and receive from management certain specified information in order to prepare for and respond to the Compensation Committee meetings and requests. In fiscal year 2014, Hay Group only did work for the Compensation Committee. A representative of Hay Group generally attends meetings of the Compensation Committee, is available to participate in executive sessions and communicates directly with the Compensation Committee.

The Compensation Committee has assessed the independence of Hay Group pursuant to the Nasdaq Rules and concluded that Hay Group's work for the Compensation Committee does not raise any conflicts of interest. For further discussion of the role of the Compensation Committee in the executive compensation decision-making process, and for a description of the nature and scope of the consultant's assignment, see "*Compensation Discussion and Analysis - Role of Compensation Consultants*" below.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Messrs. Coleman (Chairman), Lukas, McWilton and Rosenthal. The Nominating and Corporate Governance Committee operates under a written charter. The Nominating and Corporate Governance Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Nominating and Corporate Governance Committee's purpose is to: (i) identify individuals qualified to become members of the Board; (ii) recommend to the Board, candidates for nomination for election at the annual meeting of shareholders and to fill vacancies; (iii) develop and recommend to the Board, and oversee the Company's Corporate Governance Guidelines; (iv) oversee the evaluation of the Board and its dealings with management; (v) oversee shareholders' concerns regarding corporate governance; and (vi) review, from time to time, the overall corporate governance of the Company and recommend improvements when necessary.

Procedures for Nominating Directors

The Nominating and Corporate Governance Committee reviews with the entire Board the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. The Board and the Nominating and Corporate Governance Committee believe that directors should bring to the Company a variety of perspectives and skills that are derived from high quality business and professional experience and that are aligned with the Company's strategic objectives.

The Nominating and Corporate Governance Committee seeks to populate the Board with a set of individuals that possess many of the criteria that the Board and the Nominating and Corporate Governance Committee consider important for the totality of the Board to possess as practical, realizing that it is merely aspirational to seek a Board where every member has every desirable skill, qualification, experience and attribute. Characteristics expected of all directors include integrity, high personal and professional ethics, sound business judgment, and a commitment to representing the long-term interests of stockholders.

We also require that directors be able to dedicate the time and resources sufficient to ensure the diligent performance of the directors' duties on our behalf, including attending all board and applicable committee meetings. In this respect, directors are expected to advise the Chairman of the Board and the Chair of the Nominating and Corporate Governance Committee in advance of accepting any other public company directorship or assignment to the audit committee of the board of directors of any other public company. Although the Company does not have a formal policy considering diversity in identifying nominees for director, the Board and the Nominating and Corporate Governance Committee generally consider an array of factors, including all aspects of diversity.

The Nominating and Corporate Governance Committee identifies nominees for election to the Board by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board decides not to re-nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the Committee and Board may be consulted for suggestions as to individuals meeting the criteria above. Research may also be performed to identify qualified individuals. The Nominating and Corporate Governance Committee will consider stockholder recommendations for candidates for the Board of Directors, using the same criteria described above. See "*Stockholder Proposals*" below.

In fiscal year 2014, the Nominating and Corporate Governance Committee met four times for both regular and special meetings.

The Board's Role in Risk Oversight

We recognize the importance of effective risk management to the success of our business and our stockholders. The Board of Directors has principal responsibility for oversight of the Company's risk management processes. Management has day-to-day responsibility for the identification and control of risk facing the Company including timely identifying, monitoring, mitigating and managing those risks that could have a material effect on the Company. Further, management has the responsibility to report these risks as they arise to the Board and its committees and the Company's auditors. The Board has delegated certain risk assessment responsibilities to each of its three standing committees. In particular, the Audit Committee focuses on enterprise and financial risk, including internal controls covering the safeguarding of assets and the accuracy and completeness of financial reporting. The Compensation Committee sets compensation programs for management that take into consideration alignment of management compensation with building stockholder value while avoiding compensation policies that reward excessive risk taking. The Nominating and Corporate Governance Committee oversees matters of corporate governance, including the annual Board self-evaluation and director nomination process, and provides input to the Board regarding the appointment of the Company's executive officers. These committees meet regularly and report their findings to the Board throughout the year. We do not believe that any risks arising from our compensation policies and practices create or encourage the taking of excessive risk that are reasonably likely to have a material adverse effect on the Company. For our executive compensation programs, we incorporate short-term and long-term incentive programs for cash and equity awards that are designed to reward successful execution of our business strategy and achievement of desired business results.

DIRECTOR COMPENSATION

Director Compensation Arrangements

In fiscal year 2014, the Company's non-employee directors were compensated as follows:

Cash Compensation

Annual retainer all Board members	$	60,000
Additional Annual retainer Chairman of the Board	$	62,500
Annual Audit Committee chair retainer	$	30,000
Annual Audit Committee member retainer	$	12,500
Annual Compensation Committee chair retainer	$	20,000
Annual Compensation Committee member retainer	$	7,500
Annual Nominating and Corporate Governance Committee chair retainer	$	12,500
Annual Nominating and Corporate Governance Committee member retainer	$	5,000

Each annual retainer fee is payable in advance in four equal quarterly installments on the first day of each quarter, provided that the amount of such payment will be prorated for any portion of the quarter that the director was not serving on the Board.

Stock-Based Compensation

Our Corporate Governance Guidelines provide that it is the policy of the Board of Directors that a significant portion of director compensation should be in the form of stock or stock based instruments in order to align their interest with those of stockholders. For fiscal year 2014, each of our non-employee directors other than Mr. McWilton also received 827 shares of time-based restricted stock for service on the Board, and Mr. Smith received an additional 863 shares of restricted stock for service as Chairman of the Board. Mr. McWilton, who joined our Board on May 1, 2014, received 724 shares of time-based restricted stock for his service on the Board. One-third of each director's award vests on the anniversary of the grant date in each of 2015, 2016 and 2017. Unvested shares of restricted stock are forfeited upon the termination of a director's service with the Company, and shares of restricted stock that have not vested prior to a Change of Control (as defined in the 2009 Plan) fully vest upon a Change of Control. These shares of restricted stock have voting rights and accumulated cash dividends are withheld and paid without interest upon vesting.

Each non-employee director is also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board and any committee on which he serves.

Mr. Clarke, our current President and CEO, does not receive additional compensation for service as a director of the Company.

Fiscal Year 2014 Director Compensation

The following table provides a summary of compensation paid for the year ended December 31, 2014 to our non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Jeffrey C. Bloomberg	80,000	59,941	—	—	139,941
John T. Coleman	92,500	59,941	—	—	152,441
James B. Hirshorn	60,000	59,941		—	119,941
Thomas A. Keenan	80,000	59,941	—	—	139,941
Daniel C. Lukas	85,000	59,941	—	—	144,941
Chris A. McWilton	63,333	59,962	—	—	123,295
Bennett Rosenthal	65,000	59,941	—	—	124,941
J. David Smith	122,500	122,491	—	—	244,991

(1)   This column reports the amount of cash compensation earned in 2014 for Board and committee service.

Director fees paid to Messrs. Lukas, Hirshorn and Rosenthal are held for the benefit of Ares Management LLC and certain entities and funds managed or affiliated with Ares Management LLC ("Ares").

The fees for Mr. McWilton, who joined our Board on May 1, 2014, are pro-rated for his service on the Board and Audit Committee from May 1 through the end of fiscal year 2014.

(2)   This amount represents the ASC 718 aggregate grant date fair value of: (a) the annual stock grant of 827 shares made to all non-employee directors (other than Mr. McWilton) on March 5, 2014, (b) an additional stock grant for Mr. Smith of 863 shares on March 5, 2014 for service as the Chairman of the Board and (c) 724 shares made to Mr. McWilton on May 1, 2014, the date he joined the Board.

Each non-employee director had 1,721 shares of restricted stock outstanding at the end of fiscal year 2014, other than Messrs. Smith, Hirshorn and McWilton who had 3,379, 11,378 and 724 shares of restricted stock outstanding at the end of fiscal year 2014, respectively.

All of the outstanding shares of restricted stock awarded to Messrs. Lukas and Rosenthal, and 827 of the outstanding restricted stock awarded to Mr. Hirshorn, are held for the benefit of Ares. Each of Messrs. Lukas, Hirshorn and Rosenthal holds such restricted stock as nominee for the sole benefit of Ares and has assigned all economic, pecuniary and voting rights in respect of such restricted stock to Ares. Each of Messrs. Lukas, Hirshorn and Rosenthal expressly disclaims beneficial ownership of such restricted stock.

(3)   All non-employee directors had 8,000 vested option awards outstanding at the end of fiscal year 2014, other than Messrs. Hirshorn and McWilton, who had 15,016 and no vested option awards outstanding at the end of fiscal year 2014, respectively.

The options awarded to Messrs. Lukas and Rosenthal are held for the benefit of Ares. Each of Messrs. Lukas, Hirshorn and Rosenthal holds option awards as nominee for the sole benefit of Ares and has assigned all economic, pecuniary and voting rights in respect of such options to Ares. Each of Messrs. Lukas, Hirshorn and Rosenthal expressly disclaims beneficial ownership of such options.

CORPORATE GOVERNANCE

Corporate Governance Summary: The Company regularly monitors regulatory developments and reviews its policies, processes and procedures in the area of corporate governance to respond to such developments. We seek to adopt and use practices that we believe will be of value to our stockholders and will positively impact the governance of the Company. Some of our governance practices include the following:

We separate the roles of CEO and Chairman of the Board

•   We have an independent Chairman of the Board

- Seven of eight of our non-employee directors are deemed independent under applicable listing standards

- It is our policy that a significant portion of the compensation of our directors is in the form of stock

- Executives and directors are subject to our policy prohibiting hedging

- We have adopted an executive compensation claw-back policy

- We have no change in control agreements

- Our equity plan prohibits option repricing or share recycling

We maintain various governance and compliance policies, including a policy prohibiting insider trading, an anti-bribery policy, a claw-back policy, an anti-hedging policy, corporate governance guidelines and a code of business conduct and ethics. We describe our corporate governance guidelines and code of business conduct and ethics in more detail below.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines which are posted on the Corporate Governance section of the Investors section of the Company's website, www.nortek.com. The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, Board membership criteria and independence, access to management, employees and advisers, meetings of non-management directors, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Business Conduct and Ethics

The Company has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to the Company's and its subsidiaries' respective directors, officers, employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The current version of the Code is posted on the Corporate Governance section of the Investors section of the Company's website. We intend to satisfy the disclosure requirement regarding any amendment to or a waiver of, a provision of the Code for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Certain Relationships and Related Transactions

Policies and Procedures with Respect to Transactions with Related Persons

The Board has adopted written policies and procedures for the review, approval or ratification of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is, or will be a participant, the amount involved exceeds $120,000 and one of the Company's executive officers, directors, director nominees, 5% stockholders (or their immediate family or household members) or any firm, corporation or other entity in which any of the foregoing persons has a position or relationship (or, together with his or her immediate family members, a 10% or greater beneficial ownership interest) (each, a "Related Person") has a direct or indirect material interest.

This policy is administered by the Audit Committee. As appropriate for the circumstances, the Audit Committee will review and consider relevant facts and circumstances and other factors specified in this policy in determining whether or not to approve or ratify such transaction.

The Audit Committee may approve or ratify a related person transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

Fiscal Year 2014 Related Person Transactions

There were no related person transactions required to be disclosed for the fiscal year ended December 31, 2014.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2014 were as set forth above under "Committees of the Board." During the 2014 fiscal year, there were no compensation committee interlocks between the Company and any other entity involving the Company's or such entity's executive officers or board members.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of the copies of the forms furnished to us and written representations from our reporting persons, we believe that during the year ended December 31, 2014, all of our executive officers and directors filed the required reports on a timely basis, other than, one Form 4 filing for Timothy J. Burling, Senior Vice President, Operational Finance & Excellence for the Company, one Form 4 filing for each of Messrs Clarke, McWilton and Segar, two Form 4 filings for each of Messrs. Donnelly and LaGrand, and three Form 4 filings for Mr. Hall.

PROPOSAL 1: ELECTION OF DIRECTORS

At the 2015 Annual Meeting, three individuals are to be elected as Class III directors to hold a three-year term of office from the date of their election until the Company's 2018 annual meeting and until their successors are duly elected and qualified. The three nominees for election as Class III directors are: Michael J. Clarke, Daniel C. Lukas and Bennett Rosenthal. Messrs. Clarke, Lukas and Rosenthal are each currently a Class III director and each has agreed to serve as a director if elected. The Nominating and Corporate Governance Committee recommended and nominated, and the Board approved, the nomination of Messrs. Clarke, Lukas and Rosenthal. See "*Procedures for Nominating Directors*" above.

If a nominee for director is unable to serve as a director, the persons appointed as the Proxy Committee for the Annual Meeting may, at their discretion, vote for another person as director. See "*Security Ownership of Certain Beneficial Owners and Management*," below for information as to ownership of Company securities by nominees for director.

The Nominating and Corporate Governance Committee and the Board believe that the nominees have the requisite skill, expertise, competence, qualification and experience to oversee the Company's business. The Nominating and Corporate Governance Committee and Board believe that each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interest of the Company and its stockholders and a dedication to enhancing stockholder value. All of the director nominees have experience in the oversight of public companies as a result of their service on the Board and those of other public companies and their involvement in the other organizations described below. The Nominating and Corporate Governance Committee and the Board believe that it has assembled an exemplary group of leaders that, as a whole, possess the skills, qualifications, experience and attributes necessary to deliberate on all issues that the Board might be likely to consider and to guide the Company to continued successes.

Set forth below you will find certain information for each of the directors, including the nominees, which we believe evidences the director's qualifications to sit on the Board.

Nominees for Election as Class III Directors for a Term Ending 2018

Michael J. Clarke has been a member of the Board, President and CEO of the Company since joining the Company on December 30, 2011. Mr. Clarke has more than 25 years of senior executive, business development and hands-on operational experience managing global companies in a myriad of industries including electronics, telecommunications, industrial, aerospace and automotive. From January 2006 until his appointment as the Company's CEO, Mr. Clarke served as President, FlexInfrastructure and Group President of Integrated Network Solutions of Flextronics International, Ltd, a publicly traded provider of design and electronics manufacturing services to original equipment manufacturers. Prior to Mr. Clarke's position at Flextronics International, he served as a President and General Manager of Sanmina-SCI Corporation, a publicly traded electronic manufacturing services provider, from October 1999 to December 2005. Previously, Mr. Clarke held senior positions with international companies including Devtek Corporation Ltd., an aerospace, defense, telecommunications and aftermarket automotive company, Hawker Siddeley Group Ltd., an aerospace, defense and industrial company, and Cementation (Pty) Ltd. (Africa), a mining and industrial equipment company. Mr. Clarke also serves as a member of the Board of Directors of Sanmina. Mr. Clarke brings experience in a broad array of sectors relevant to Company's business and long track record of expanding businesses through multiple market cycles to the Board.

Daniel C. Lukas has been a member of the Board since July 1, 2010. Mr. Lukas is a Partner in the Private Equity Group of Ares. Prior to joining Ares in 2008, Mr. Lukas served as a Managing Director of GSC Group from 2006 through 2008, and Vice President of GSC Group from 2003 through 2005. Prior to that, he served as Vice President in the private equity and distressed debt funds at Thomas Weisel Capital Partners from 2000 to 2002, and before that, he was with Consolidated Press Holdings Limited, the private investment vehicle of Kerry Packer in Sydney, Australia. Earlier, Mr. Lukas was at Hellman & Friedman after beginning his career at Goldman, Sachs & Co. Mr. Lukas serves on the board of directors of City Ventures, LLC, Jacuzzi Brands Corporation and the parent entity of CPG International Inc. Mr. Lukas previously served on the Boards of Directors of RAM Holdings Ltd., DTN, LLC, Envirosource, Inc., and Cherokee International Corporation. Mr. Lukas's experience with acquisitions and debt and equity investments, as well as his experience serving on other boards of public companies, allows him to bring valuable insight to the Board.

Bennett Rosenthal has been a member of the Board since December 17, 2009. Mr. Rosenthal is a co-founder and Senior Partner of Ares where he serves on the Management Committee and co-heads the Private Equity Group. Mr. Rosenthal joined Ares in 1998 from Merrill Lynch & Co. where he served as a Managing Director in the Global Leveraged Finance Group. Mr. Rosenthal was also a senior member of Merrill Lynch's Leveraged Transaction Commitment Committee. Mr. Rosenthal is the co-Chairman of the Board of Directors of Ares Capital Corporation and also currently serves on the Boards of Directors of Ares Management GP LLC, the general partner of Ares Management, L.P., AmeriQual Group, LLC, Aspen Dental Management, Inc., City Ventures, LLC, Jacuzzi Brands Corporation, True Holdings Management LLC, Unified Physician Management LLC and Ob Hospitalist Group Inc. and the parent entities of CHG Healthcare Holdings L.P., CPG International Inc., Serta International Holdco LLC and Simmons Bedding Company. Mr. Rosenthal also serves on the Board of Trustees of Windward School in Los Angeles, California. Mr. Rosenthal previously served on the Boards of Directors of Maidenform Brands, Inc. and Hanger Orthopedic Group, Inc. Mr. Rosenthal's experience with leveraged finance, acquisitions, and private debt and equity investments and serving on other boards of directors makes him well-positioned to serve as a director for the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE

FOR THE ELECTION OF EACH OF THE THREE NOMINEES FOR ELECTION TO THE

BOARD OF DIRECTORS AS CLASS III DIRECTORS

Directors Continuing in Office

Class I Directors - Term Ending 2016

John T. Coleman has been a member of the Board since July 1, 2010. Mr. Coleman served as President, Chief Operating Officer and a Director of Bose Corporation, a manufacturer of high end audio products, from July 2001 to July 2005. Prior to that, he was Executive Vice President and Vice President of Human Resources at Bose, and before that, he was General Manager of Bose's European manufacturing operations. Prior to joining Bose, Mr. Coleman was Director of Human Resources for General Electric in Ireland. Mr. Coleman was Head of the College of Business and Law at University College Cork in Ireland from May 2006 until June 2007. Mr. Coleman served as a director of Rosetta Stone Inc. from 2006-2014. Mr. Coleman has a background in the retail industry building an international brand. He brings experience in management, operations, technology, human resources and education to the Board.

Thomas A. Keenan has been a member of the Board since December 17, 2009. Mr. Keenan is the owner and founder of Keenan LLC, a real estate investment and development company focused on high end custom homes and the acquisition of multi-unit apartment buildings and commercial complexes. Prior to founding Keenan LLC, Mr. Keenan served as an investment principal for First Media LLC, the private investment arm of the Richard Marriott family, from 1997-2006, formulating investment strategies for private and public equity investments and prior to that, he was a consultant at McKinsey & Company from 1995 to 1997, focused on media and software clients. Mr. Keenan is a director of Stanley Martin Companies. Mr. Keenan's experience with real estate and the development industry equip him with valuable insight about the markets for the Company's products.

J. David Smith has been a member of the Board since February 18, 2010 and was elected as Chairman of the Board on March 9, 2012. He served as Interim Chief Executive Officer of the Company from July 1, 2011 until December 30, 2011. Mr. Smith has more than 37 years of experience as a senior executive. He served as President of Alumax Fabricated Products, Inc. and as an officer of Alumax, Inc. from 1989-1996. Mr. Smith held the positions of Chief Executive Officer and President of Euramax International, Inc. from 1996 and also served as its Chairman, Chief Executive and President from 2002 until his retirement in 2008. Mr. Smith is a director of Commercial Metals Company. Mr. Smith is also a director of GMS, Inc., and serves as Chairman of Siamons International, Inc., both privately held companies. Mr. Smith's extensive operating and management experience in private and public international metals and building products companies make him well positioned for his role as a director and Chairman of the Board.

Class II Directors - Term Ending 2017

Jeffrey C. Bloomberg has been a member of the Board since April 19, 2005. Mr. Bloomberg served as Lead Director from February 1, 2011 through March 29, 2012. Mr. Bloomberg was previously a member of the Board from January 9, 2003 to August 27, 2004. Mr. Bloomberg has served since 2001 in the Office of the Chairman of Gordon Brothers Group LLC, a company which assists retail, consumer goods and industrial companies in asset redeployment and provides capital solutions to middle market companies. From 1994 to 2001, Mr. Bloomberg served as the President of Bloomberg Associates, an investment banking company. Mr. Bloomberg served as a director of RHI Entertainment, Inc. from 2009-2011 and served as a director of Tweeter Home Entertainment Group from 1986-2007. Mr. Bloomberg also serves as a director of LogicSource Inc., a privately held company. Mr. Bloomberg's extensive experience with retailers and consumer goods and his experience in dealing with issues facing the Company make him well positioned for his role as a director.

James B. Hirshorn has been a member of the Board since December 17, 2009. Effective April 1, 2013 Mr. Hirshorn became Partner, Head of Portfolio Management in the Private Equity Group of Ares. Mr. Hirshorn previously served as an Operating Advisor to Ares since 2009, and until his employment with Ares acted as a consultant to the Company since July 1, 2011. Mr. Hirshorn has over 18 years of leadership experience in the manufacturing, retail, private equity and consulting businesses. From 2007-2008, Mr. Hirshorn was the President of Potbelly Sandwich Works and prior to that he served as the Senior Executive VP of Finance, Operations and R&D for Sealy Mattress Corporation from 2002-2006. Prior to joining Sealy, Mr. Hirshorn was a Vice President at Bain Capital from 1999-2002 in their portfolio group, providing operating leadership to a number of Bain Capital's retail and consumer products businesses. Prior to joining Bain Capital, Mr. Hirshorn was a manager at Bain & Company from 1993-1998. Mr. Hirshorn also spent three years with Procter & Gamble in their product development organization from 1988-1991. Mr. Hirshorn serves on the board of directors of Sotera Defense Solutions, Inc. and the parent entity of CPG International Inc., and he previously served as a director of Sealy Corporation from 2004 to 2006. Mr. Hirshorn's experience in operations at numerous portfolio companies provides him with valuable expertise to assist the Company.

Chris A. McWilton has been a member of the Board since May 1, 2014. Mr. McWilton is currently the President of North America for MasterCard Incorporated, the global payment solutions company, and a member of MasterCard's Executive Committee. Previously, Mr. McWilton served as MasterCard's President of U.S. Markets from January 2009 until December 2012. He served as President of Global Accounts and Chief Financial Officer at MasterCard Incorporated from November 2007 until January 2009 and from October 2003 until November 2007, respectively. Prior to joining MasterCard, Mr. McWilton had a 22-year career with KPMG LLP, the international accounting and tax firm, where he specialized in financial and SEC reporting matters and was an SEC Reviewing Partner. Mr. McWilton is a Certified Public Accountant. Mr. McWilton's experience as a Chief Financial Officer of a multinational public company and knowledge and expertise in accounting and financial reporting matters make him well-positioned to serve as a director of the Company.

Below you will find a tabular summary of each director, their ages as of February 27, 2015, the year they were each elected and the year in which their term ends.

Name	Position(s) with the Company	Age	Director Since	Term Ending
Class I				
John T. Coleman	Director	68	2010	2016
Thomas A. Keenan	Director	49	2009	2016
J. David Smith	Director and Chairman of the Board	66	2010	2016
Class II				
Jeffrey C. Bloomberg	Director	67	2005	2017
James B. Hirshorn	Director	48	2009	2017
Chris A. McWilton	Director	56	2014	2017
Class III				
Michael J. Clarke	President, CEO and Director	60	2011	2018 (1)
Daniel C. Lukas	Director	43	2010	2018 (1)
Bennett Rosenthal	Director	51	2009	2018 (1)

_____

(1)   If elected at the Annual Meeting.

EXECUTIVE COMPENSATION

Compensation, Discussion & Analysis

Overview

This Compensation Discussion and Analysis provides a discussion of the principles and objectives underlying the Company's decisions with respect to the compensation of the Company's named executive officers, as well as an analysis of the awards made to these individuals.

This Compensation Discussion and Analysis focuses on the compensation of our "named executive officers" for fiscal year 2014:

Name	Title
Michael J. Clarke	President & Chief Executive Officer
Almon C. Hall	Senior Vice President & Chief Financial Officer
Kevin W. Donnelly	Senior Vice President, General Counsel & Secretary
David J. LaGrand	Group President, Residential and Commercial HVAC
Peter R. Segar	Group President, Ergonomic & Productivity Solutions

This discussion should be read together with the compensation tables (and accompanying narratives) for the named executive officers. Unless otherwise indicated, any references to a particular year means the fiscal year ended December 31st of such year.

Executive Summary

Company Performance in 2014

Key highlights of the Company's 2014 performance included the following:

- Total shareholder return was 9.0%.

- Net Sales grew 11.3% over Net Sales in 2013.

- We closed the acquisition of the HVAC business of Thomas & Betts and began the integration of the business into Nortek's Residential and Commercial HVAC Segment.

Summary of 2014 Executive Compensation Decisions

In determining executive compensation, the Compensation Committee considers Company performance, business segment performance, achievement of strategic goals and growth objectives, competitive market trends, and benchmarking data. In making its determinations in fiscal year 2014, the Compensation Committee relied heavily on company-wide financial performance for Messrs. Clarke, Hall and Donnelly and both company-wide and business-segment financial performance for Messrs. LaGrand and Segar, while also considering individual contributions toward the achievement of strategic goals and growth objectives. The following summarizes the Compensation Committee's compensation decisions in 2014 in light of these factors and the Company's accomplishments highlighted above, which are explained in more detail under "Compensation Decisions in 2014" below.

- *Base Salary.* 2014 base salaries of our named executive officers were increased by approximately 3% over 2013 levels.

- *Annual Cash Incentive Compensation.* In 2014, annual cash incentive awards were granted to our named executive officers under the 2014 short-term cash incentive plans for: (i) executives of Nortek (the "2014 Executive Plan") (for Messrs. Clarke, Hall and Donnelly), (ii) executives of the Residential and Commercial HVAC segment (the "2014 RCH Subsidiary Plan") (for Mr. LaGrand) and (iii) executives of the Ergonomic and Productivity Solutions segment (the "2014 ERG Subsidiary Plan") (for Mr. Segar), in each case established pursuant to the Company's 2009 Omnibus Incentive Plan as Amended and Restated (the "2009 Plan"). The 2014 RCH Subsidiary Plan and the 2014 ERG Subsidiary Plan are collectively referred to as the "2014 Subsidiary Plans."

    - For Messrs. Clarke, Hall and Donnelly, 2014 cash incentive awards were achieved between minimum and target levels based on (i) the 2014 Company Adjusted EBITDA Goals (as defined below), (ii) the 2014 Revenue Goal (as defined below) and (iii) 2014 Cash Conversion Cycle Goal (as defined below).

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- For Mr. LaGrand, cash incentive awards were achieved between target and maximum levels, based on (i) the 2014 Company Adjusted EBITDA (as defined below), (ii) the 2014 RCH Business Segment Adjusted EBITDA (as defined below), (iii) the 2014 RCH Segment Revenue Goals (as defined below) and (iv) the 2014 RCH Segment Cash Conversion Cycle (as defined below).

- For Mr. Segar, cash incentive awards were achieved between target and maximum levels, based on (i) the 2014 Company Adjusted EBITDA (as defined below), (ii) the 2014 ERG Business Segment Adjusted EBITDA (as defined below), (iii) the 2014 ERG Segment Revenue Goals (as defined below) and (iv) the 2014 ERG Segment Cash Conversion Cycle (as defined below). Mr. Segar was also awarded a cash incentive bonus pursuant to the Ergotron, Inc. Retention Bonus Plan and Agreement, described below ("Ergotron Retention Plan").

- *Equity-Based Compensation*. In 2014, each named executive officer was granted a mix of restricted stock, both time-vested and performance-vested, and stock options under the 2009 Plan.

Executive Compensation Practices

We believe that our policies and pay practices contribute to ensuring an alignment of executive and stockholder interest and discourage inappropriate risk taking.

Changes to Compensation Program for 2015

Following a review of our compensation program by the Compensation Committee and its independent consultant, Hay Group, the Compensation Committee recommended, and the Board approved, two key changes to the Company's executive compensation program for 2015. First, the cash conversion cycle performance metric under the 2014 Executive Plan and 2014 Subsidiary Plans will be replaced in 2015 with an average working capital as a percentage of net sales performance metric. The Compensation Committee and Board believe that this is an appropriate metric for the Company as it will increase focus on the relationship between working capital efficiency as it relates to revenue. Second, the mix of equity-based compensation for the Company's executive officers will be shifted from 33% stock options, 33% time-vested restricted stock and 33% performance-based restricted stock in 2014, to 50% stock options and 50% time-vested restricted stock in 2015 to align more closely incentive compensation to the appreciation of shares of our common stock.

Compensation Program Philosophy and Objectives

Our compensation program is designed to attract, motivate, reward and retain high caliber executives to assist the Company in achieving its strategic and operating objectives, and to compensate them at a level that is commensurate with both corporate and individual performance achievement, with the ultimate goal of increasing the value of the stockholders' investment. The Company has used a mix of short-term compensation, consisting of base salaries and cash bonuses, and long-term compensation, consisting of equity incentive compensation. The competitiveness of the executive compensation program is not targeted at a specific market level for any individual element of compensation or for the program entirely. The Compensation Committee reviews the Company's executive compensation program on an ongoing basis, including its philosophy and objectives.

Setting Compensation

Role of Board, Compensation Committee and CEO

Our Compensation Committee designs our compensation programs to motivate our executives to lead us toward achieving short and long-term financial and strategic goals. The Compensation Committee consists of four members of the Board and acts pursuant to a written charter that has been approved by the Board. The Compensation Committee approves the corporate goals and objectives relevant to the compensation of our CEO, our Senior Vice Presidents, the chief executive officer of each of the Company's business segments ("Business Segment Presidents"), and certain other Company or subsidiary officers that may be designated from time to time by the Compensation Committee ("Designated Officers"). The Compensation Committee evaluates the performance of the CEO, the Senior Vice Presidents, the Business Segment Presidents and the Designated Officers in light of those goals and objectives and determines and approves their compensation levels based on this evaluation and make all other determinations regarding the compensation of such persons. The Compensation Committee also seeks input from the CEO (other than with respect to his own compensation). Each of our named executive officers has employment or other agreements which govern certain elements of his compensation. For a description of such agreements, see "*Employment and Other Agreements*" below.

Use of Compensation Consultants

The Compensation Committee retains Hay Group as its consultant to provide objective, independent analysis, advice and recommendations with regard to executive compensation including, but not limited to, competitive market data and compensation recommendations related to our CEO and Executive Officers.

In 2014, Hay Group assisted the Compensation Committee with, among other things, (i) performing a review of the Company's executive compensation program, (ii) determining the appropriate allocation among short-term and long-term compensation, cash and non-cash compensation, and the different forms of non-cash compensation, (iii) determining the appropriate structure of the annual and long-term incentive plan designs, (iv) identifying an appropriate peer group for purposes of benchmarking the Company's executive compensation, (v) managing share usage, including commitment requirements made with institutional investors, (vi) providing an overview of critical issues and trends affecting the executive compensation landscape and (vii) performing a review of the Company's non-executive director pay program.

The Compensation Committee used data and analysis provided by Hay Group, among other factors, in recommending equity incentives for our named executive officers in 2014 and in developing the 2014 annual bonus program.

Compensation Benchmarking

The Company benchmarks compensation for its named executive officers against both a publicly-traded peer group, as well as published survey data (together, the "Market"). The publicly-traded peer group is comprised of similarly-situated companies with a size and scope consistent with that of the Company. When establishing a list of peer companies, the Compensation Committee considered many factors including size (revenues, market capitalization and number of employees), nature of business (business comparators and similar customer base), organizational complexity and business model (span and scope of the organization), competition for executive talent (organizations from which executives may be recruited to and from) and location. While all of the aforementioned factors are taken in account, the Compensation Committee considers the most important for the Company to be size and competition for executive talent as these provide the most meaningful insight into competitive practices.

For 2014, with input from Hay Group, the Compensation Committee identified the following fourteen companies for its publicly-traded peer group:

Acuity Brands Inc.	Louisiana-Pacific Corp.	A.O. Smith Corp.
Armstrong Worldwide Industries Inc.	Mueller Industries Inc.	USG Corp.
Fortune Brands Home and Security Inc.	Regal Beloit Corp.	Watsco Inc.
Herman Miller, Inc.	Griffon Corp.	Lennox International Inc.
Sensata Technologies Holding N.V.	Hubbell, Inc.	

For 2015, Hay Group conducted a review and validation of the peer group to ensure each company remained an appropriate comparator company taking into account the factors noted above. Based upon this review, Hay Group proposed that our 2015 peer group consist of the same publicly-traded companies identified in 2014. This recommendation was reviewed and approved by the Compensation Committee.

When benchmarking executive pay levels and practices relative to the publicly-traded peer group, Hay Group's comparative analysis takes into account both the title of peer executives as well as their relative pay rank. For the Company's CEO and Chief Financial Officer ("CFO"), Hay Group benchmarked these executives in relation to all other peer CEOs and CFOs, respectively, as all companies are required to disclose these two positions in their proxy statements. In order to be statistically meaningful and ensure a robust data set, Hay Group matched the Company's other named executive officers to similar pay ranked named executive officer at peer companies as appropriate (i.e., the third highest paid executives other than the CEO and CFO).

In addition to the publicly-traded peer group identified above, Hay Group also considered published survey data from the 2014 Mercer U.S. Benchmark Database, Executive. This survey includes information on executive positions from general market organizations from a cross-section of different industries. Hay Group collected data from jobs of comparable function, size and complexity and adjusted for the Company's corporate and applicable business unit size. In order to establish a representation of the Market, Hay Group blended the publicly-traded peer group (60% weight) and published survey data (40% weight) to develop market data for Messrs. Clarke, Hall and Donnelly. For Messrs. LaGrand and Segar, Hay Group developed market data using 100% published survey data.

Benchmarking in comparison to the Market is one of several factors considered in the compensation process but is not determinative. The relative position of individual Executive Officers in comparison to the peer group is based on their respective competencies, experience and performance. While the Company does not establish executive pay based solely on benchmarking data, we believe that our pay levels and practices should be within a range of competitiveness with the Market, and benchmarking provides us with an assessment of reasonableness and competitiveness. To that end, the Company generally views the median of the market as a reference point against which to evaluate the competitiveness of its target total compensation. However, each individual's actual compensation is based on numerous factors including the individual's level of experience in the role and the annual and long-term performance of both the Company and the individual.

CEO Compensation

With respect to Mr. Clarke's compensation, and in particular structuring Mr. Clarke's long-term incentive compensation grants and opportunities in connection with the commencement of his employment, the Compensation Committee viewed his compensation opportunity over a longer-term time horizon. Specifically, in order to provide Mr. Clarke with sufficient immediate alignment with shareholder interests, the Compensation Committee determined at the time of his hire to grant a larger initial equity award upon commencement of employment (to vest over five years) than would be provided on an ongoing basis annually.

Elements of Executive Compensation and What They are Designed to Reward

The three elements of our executive compensation are designed to reward different results as summarized in the table below:

Compensation Element	Designed to Reward	Relationship to Objective
Base Salary	Experience, knowledge in industry, duties and scope of responsibility	Provides a minimum, fixed level of cash compensation to attract and retain talented executives who can continue to improve the Company's overall performance
Annual Incentive Compensation	Success in achieving annual objectives	Motivates executives to achieve specific performance goals and objectives
Equity-Based Compensation	Attainment of objectives over time	Motivates executives to achieve long-term objectives
	Success in long-term growth and development	Aligns the executives' interests with long-term stockholder interests in effort to increase overall stockholder value
		Potentially largest pay component which provides opportunity for significant compensation enabling Company to attract and retain talented executives

Base Salary

The Company provides its named executive officers, like its other employees, with a base salary in order to compensate them for the services which they provide to the Company over the course of the year. Salaries for our named executive officers are typically evaluated annually and adjusted from their base level from year to year based upon their performance and level of responsibilities.

Messrs. Clarke, Hall and Donnelly each have employment agreements that require the Company to pay them a minimum annual base salary of $925,000, $500,000 and $375,000, respectively.

Adjustments to Mr. Clarke's, our CEO, base salary are determined by the Compensation Committee, and adjustments to the base salaries of Messrs. Hall, Donnelly, LaGrand and Segar are recommended by our CEO and approved by the Compensation Committee.

Annual Cash Incentive Compensation

Annual cash incentive awards comprise a significant portion of the cash compensation of our named executive officers, and are designed to reward the Company's executives for their contributions to the Company's efforts to meet its performance goals. Plan-based cash incentive awards are designed as a target percentage of base salary and are awarded under the 2014 Executive Plan and the 2014 Subsidiary Plans based on achievement of goals established by the Compensation Committee. By tying executives' cash compensation to the achievement of pre-established goals, these plan-based awards are designed to align executives' interests with the annual goals of the Company's strategy.

Equity-Based Compensation

The Company grants equity-based compensation to its named executive officers pursuant to the 2009 Plan. Equity-based compensation is designed to reward our named executive officers and motivate their performance in the long-term, which the Board believes will have a long-term impact on increasing stockholder value.

The Board believes that it is important to ensure that our named executive officers' interests are appropriately aligned with those of the stockholders of the Company. Equity-based awards have traditionally been subject to time- and/or performance-vesting features and the equity nature of the awards incentivize the Company's Executive Officers to continue their service and advance the long-term interests of the Company and its stockholders. See "*Changes to Compensation Program for 2015*" above.

Compensation Decisions in 2014

Base Salary

The Compensation Committee approved an increase in 2014 base salaries of our named executive officers of approximately 3% over their 2013 levels.

Annual Cash Incentive Awards

On March 5, 2014, the Compensation Committee approved (1) the 2014 Executive Plan pursuant to which annual cash incentive awards for fiscal year 2014 were established for Messrs. Clarke, Hall and Donnelly and (2) the 2014 Subsidiary Plans pursuant to which annual cash incentive awards for fiscal year 2014 were established for Messrs. LaGrand and Segar. Pursuant to the terms of each of the 2014 Executive Plan and the 2014 Subsidiary Plans, the Compensation Committee established performance goals applicable to each award and the amounts that will be payable if the performance goals are achieved. Adjusted EBITDA (as defined below) was selected as the primary performance measure as the Compensation Committee believes that it is reflective of management's success in executing our strategic plan, and that it measures the strength of our operating results.

Performance Criteria for Messrs. Clarke, Hall and Donnelly

Performance goals under the 2014 Executive Plan for Messrs. Clarke, Hall and Donnelly consisted of the following:

Performance Goals	Allocation
Company Adjusted EBITDA	65%
Company Revenue Goals	20%
Company Cash Conversion Cycle	15%

Performance Criteria for Messrs. LaGrand and Segar

Performance goals under the 2014 Subsidiary Plans for Messrs. LaGrand and Segar consisted of the following:

Performance Goals	Allocation
Company Adjusted EBITDA	20%
Business Segment Adjusted EBITDA	50%
Segment Revenue Goals	20%
Segment Cash Conversion Goals	10%

Adjusted EBITDA

Under the 2014 Executive Plan and 2014 Subsidiary Plans, the computation of Adjusted EBITDA is generally consistent with the definition of the Company's "Consolidated Cash Flow" in the Company's Indenture governing its 10% Senior Notes due 2018 (the "10% Senior Notes Indenture"), except for the exclusion of both investment income and the pro forma effect of acquisitions and dispositions. An explanation of how we calculate Consolidated Cash Flow under the 10% Senior Notes Indenture is contained in "Management's Discussion of Financial Condition and Results of

Operations - Consolidated Cash Flow and Adjusted Consolidated Cash Flow" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

For 2014, the Compensation Committee set Adjusted EBITDA goals under the 2014 Executive Plan and the 2014 Subsidiary Plans at the following minimum, target and maximum amounts:

2014 Plan and 2014 Subsidiary Plan Company Adjusted EBITDA Targets ("Company Adjusted EBITDA Goals")

Minimum Adjust EBITDA Target	$268.450 million
Target Adjusted EBITDA Target	$297.327 million
Maximum Adjusted EBITDA Target	$356.792 million

2014 Subsidiary Plan Segment Adjusted EBITDA Targets ("Business Segment Adjusted EBITDA Goals")

RCH Minimum Segment Adjusted EBITDA Target	$48.766 million
RCH Target Segment Adjusted EBITDA Target	$57.371 million
RCH Maximum Segment Adjusted EBITDA Target	$68.845 million

ERG Minimum Segment Adjusted EBITDA Target	$55.393 million
ERG Target Segment Adjusted EBITDA Target	$61.548 million
ERG Maximum Segment Adjusted EBITDA Target	$73.858 million

Under the 2014 Executive Plan, if the Company Adjusted EBITDA was between the minimum, target and maximum goals established by the Board, the Company Adjusted EBITDA incentive award for Messrs. Clarke, Hall and Donnelly was to be determined on a basis of linear interpolation between such amounts. No 2014 Executive Plan Company Adjusted EBITDA incentive award was to be paid under the 2014 Executive Plan if the Company Adjusted EBITDA was below the Minimum Adjusted EBITDA Goal established by the Board.

Under the 2014 Subsidiary Plans, if each of the Company Adjusted EBITDA and the applicable Business Segment Adjusted EBITDA for such Business Segment was between the minimum, target and maximum goals established by the Board, the Company Adjusted EBITDA incentive award and the Business Segment Adjusted EBITDA incentive award for Messrs. LaGrand and Segar was to be determined on a basis of linear interpolation between such amounts. No 2014 Subsidiary Plan Company EBITDA incentive award was to be paid under the 2014 Subsidiary Plans if the Company Adjusted EBITDA was below the Minimum Adjusted EBITDA Goal established by the Board, and no 2014 Subsidiary Plan Business Segment Adjusted EBITDA incentive award was to be paid under the 2014 Subsidiary Plan if the Business Segment Adjusted EBITDA was below the Minimum Segment Adjusted EBITDA Goal for the applicable Business Segment.

Revenue

Under the 2014 Executive Plan and 2014 Subsidiary Plans, Revenue means the 2014 consolidated net sales of the Company, segment or business unit, determined in accordance with GAAP, as reflected in the Company's 2014 audited financial statements, adjusted upward or downward, as appropriate, for one of more of the following events reflected in the Company's actual 2014 audited consolidated financial statement of operations:

- The effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results;

- Any extraordinary nonrecurring items;

- The operations of any business acquired by the Company;

- The divestiture of one or more business operations of the Company; and

- Any other changes or reclassifications reflected in the actual 2014 audited consolidated financial statement of operations that differ from the presentation in the 2014 Executive Plan.

2014 Company Revenue Goals

Minimum Revenue Goals	$2,422.909 million
Target Cash Revenue Goals	$2,532.221 million
Maximum Revenue Goals	$2,658.832 million

2014 Business Segment Revenue Goals

RCH Minimum Business Segment Revenue Goal	$522.028 million
RCH Target Business Segment Revenue Goal	$549.503 million
RCH Maximum Business Segment Revenue Goal	$576.978 million

ERG Minimum Business Segment Revenue Goal	$274.474 million
ERG Target Business Segment Revenue Goal	$286.000 million
ERG Maximum Business Segment Revenue Goal	$300.300 million

Under the 2014 Executive Plan, if the Company Revenue was between the minimum, target and maximum goals established by the Board, the Company Revenue incentive award for Messrs. Clarke, Hall and Donnelly was to be determined on a basis of linear interpolation between such amounts. No 2014 Executive Plan Company Revenue incentive award was to be paid under the 2014 Executive Plan if the Company Revenue was below the Minimum Revenue Goal established by the Board. In addition, no Company Revenue incentive award was to be paid unless Minimum Company Adjusted EBITDA Goal was achieved.

Under the 2014 Subsidiary Plans, if the applicable Business Segment Revenue was between the minimum, target and maximum goals established by the Board for such Business Segment, the Business Segment Revenue incentive award for Messrs. LaGrand and Segar was to be determined on a basis of linear interpolation between such amounts. No 2014 Subsidiary Plan Business Segment Revenue incentive award was to be paid under the 2014 Subsidiary Plans if the Business Segment Revenue was below the Minimum Business Segment Revenue Goal established by the Board for the applicable Business Segment.

Cash Conversion Cycle

Cash conversion cycle is the length of time, in days, it takes the Company to convert its inventory and receivables to cash, net of payments to suppliers. Cash Conversion Cycle measures improvement in the management of the Company's working capital.

For 2014, the Compensation Committee set the Company Cash Conversion Cycle Goals and the Business Segment Cash Conversion Cycle Goals at the following minimum, target and maximum amounts:

2014 Company Cash Conversion Cycle Goals

Minimum Cash Conversion Cycle Goal	61.7 days
Target Cash Conversion Cycle Goal	60.6 days
Maximum Cash Conversion Cycle Goal	59.4 days

2014 Business Segment Cash Conversion Cycle Goals

RCH Minimum Business Segment Cash Conversion Cycle Goal	45.5 days
RCH Target Business Segment Cash Conversion Cycle Goal	45.1 days
RCH Maximum Business Segment Cash Conversion Cycle Goal	44.4 days
ERG Minimum Business Segment Cash Conversion Cycle Goal	31.8 days
ERG Target Business Segment Cash Conversion Cycle Goal	31.5 days
ERG Maximum Business Segment Cash Conversion Cycle Goal	31.0 days

Under the 2014 Executive Plan, if the Company Cash Conversion Cycle achieved was between the minimum, target and maximum goals established by the Board, the Company Cash Conversion Cycle incentive award for Messrs. Clarke, Hall and Donnelly was to be determined on a basis of linear interpolation between such amounts. No Company Cash Conversion incentive award was to be paid under the 2014 Executive Plan if the 2014 Company Cash Conversion Cycle achieved was above the Minimum Cash Conversion Cycle established by the Board. In addition, no Company Cash Conversion Cycle incentive award was to be paid unless Minimum Company Adjusted EBITDA Goal was achieved.

Under the 2014 Subsidiary Plans, if the applicable Business Segment Cash Conversion Cycle was between the minimum, target and maximum goals established by the Board for such Business Segment, the Cash Conversion Cycle incentive award for Messrs. LaGrand and Segar was to be determined on a basis of linear interpolation between such amounts. No Business Segment Cash Conversion Cycle incentive award was to be paid under the 2014 Subsidiary Plans if the Business Segment Cash Conversion Cycle achieved for such Business Segment was above the Minimum Cash Conversion Cycle Goal established by the Board.

Total Target Bonus Awards

Target bonus amount under the 2014 Executive Plan and 2014 Subsidiary Plans, as applicable, for each of our named executive officers are as follows:

	Target (% of base salary)	Minimum (% of base salary)	Maximum (% of base salary)
Michael J. Clarke	105%	52.5%	210%
Almon C. Hall	80%	40.0%	160%
Kevin W. Donnelly	80%	40.0%	160%
David J. LaGrand	65%	32.5%	130%
Peter R. Segar	65%	32.5%	144.6%

Target annual incentive awards are based on a percentage of each named executive officer's base salary, which percentages the Compensation Committee believes to be competitive with annual incentive opportunities of our peer group and based on broad-based industry studies.

Determination of Fiscal 2014 Annual Cash Incentive Awards

After the conclusion of fiscal year 2014, the Compensation Committee determined that:

- Company Adjusted EBITDA was equal to $275.133 million, which was between minimum and target levels;

- Company Revenue was $2,546.076 million,, which was between target and maximum levels;

- Company Cash Conversion cycle was 63.5 days, which was below the minimum level;

- Business Segment Adjusted EBITDA was $64.247 million for RCH and $63.732 million for ERG, each of which was between target and maximum levels;

- Business Segment Revenue was $568.882 million for RCH and $294.330 million for ERG, each of which was between target and maximum levels; and

- Business Segment Cash Conversion cycle was 50.3 days for RCH, which was above the minimum level and 26.1 days for ERG, each of which was below the maximum level.

These determinations resulted in the following annual cash incentive awards to each of our named executive officers: Mr. Clarke, $623,811; Mr. Hall, $266,558; Mr. Donnelly, $230,675; Mr. LaGrand, $375,322 and Mr. Segar, $309,423.

Due to an increase in inventory resulting from preparation for changes in federally regulated energy efficiency standards applicable to certain products manufactured after December 31, 2014 by the Company's Residential and Commercial HVAC Business Segment, the minimum 2014 Company Cash Conversion Cycle goal was not achieved. The Compensation Committee determined that were it not for such accrual in inventory, the Company Cash Conversion Cycle goals under the 2014 Executive Plan would have been achieved between the minimum and target levels. The Compensation Committee determined to award a one-time bonus to participants in the 2014 Executive Plan, including Messrs. Clarke, Hall, Donnelly, equal to the Company Cash Conversion Cycle incentive award that would have been paid to each such participant had there not been an inventory accrual in preparation for changes in the energy efficiency regulations. Such amounts are reflected in the "Bonus" column of the Summary Compensation Table below. The Compensation Committee determined that if there were not such an accrual in inventory, the RCH Business Segment Cash Conversion Cycle would have been below the minimum level, and therefore no such bonuses were awarded to participants in the 2014 RCH Subsidiary Plan. The ERG Business Segment Cash Conversion Cycle was not impacted by the accrual in inventory and therefore no such bonuses were paid to participants in the 2014 ERG Subsidiary Plan.

Retention Bonus Plan and Agreement for Ergotron, Inc.

In connection with the Company's acquisition of its subsidiary Ergotron, Inc. in 2010, the Company put in place the Ergotron Retention Bonus Plan and Agreement, which provides for the payment of cash incentive bonuses to certain participants upon the achievement of pre-established Adjusted EBITDA targets for Ergotron. In 2014, approximately 96% of the Adjusted EBTIDA target of $66,995,000 was achieved, resulting in a payment of $444,968 to Mr. Segar.

Equity-Based Compensation

The Compensation Committee has traditionally used a mix of three equity vehicles to deliver fiscal year 2014 long-term incentives to the Company's named executive officers: stock options; time-vested restricted stock; and performance-vested restricted stock. These vehicles and the relative values attributed to them were chosen in order to provide our named executive officers with a long-term incentive portfolio that prioritizes alignment with shareholder value creation, while also emphasizing execution of our long-term strategic plan, and supporting ownership and retention of our key executive talent. See "*Changes to Compensation Program for 2015*" above.

2014 Options and Time-Vested Restricted Stock Awards

On March 5, 2014, the Board, based on the recommendation of the Compensation Committee, granted awards of time-vested restricted stock and options to purchase shares of the Company's common stock to each of our named executive officer in the following amounts:

Name	Time-Vested Restricted Stock	Options
Michael J. Clarke	6,897	17,900
Almon C. Hall	1,863	4,793
Kevin W. Donnelly	1,612	4,148
David J. LaGrand	1,461	3,761
Peter R. Segar	1,348	3,468

In each case, shares or options to purchase shares of the Company's common stock granted vests in three equal annual installments on March 5 in each of 2015, 2016 and 2017, provided the named executive officer remains continuously employed through such date. The time-vested restricted shares granted to our named executive officers are non-transferable during the restricted period, but have voting rights and the right to receive dividends on the restricted stock through the restricted period. The options were granted with an exercise price equal to $72.48 per share, the fair market value of shares of common stock on the date of grant, March 5, 2014.

One hundred percent (100%) of awarded time-vested restricted stock and options vest in full upon a Change of Control (as defined in the applicable award agreement).

2014 Performance-Vested Restricted Stock Awards

In addition, on March 5, 2014, our named executive officers were granted shares of performance-vested restricted stock under the 2009 Plan. The performance-vested restricted stock fully vests in 2017, subject to the attainment of certain cumulative Adjusted EBITDA targets for fiscal years 2014, 2015 and 2016 (the "Performance Period"), and subject to the named executive officer remaining continuously employed through the Performance Period. The computation of Adjusted EBITDA for purposes of these awards generally is consistent with the definition of the Company's Consolidated Cash Flow in the Company's Indenture governing its 10% Senior Secured Notes due 2018, except for the exclusion of both investment income and the pro forma effect of acquisitions and dispositions. An explanation of how we calculate Consolidated Cash Flow under the 10% Senior Notes Indenture is contained in "Management's Discussion of Financial Condition and Results of Operations - Consolidated Cash Flow and Adjusted Consolidated Cash Flow" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The performance-vested restricted shares granted to our named executive officers are non-transferable during the restricted period, but have voting rights and the right to receive dividends on the restricted stock through the restricted period and are subject to forfeiture.

The following shows the range of payouts of the performance-vested restricted stock awarded to our named executive officers on March 5, 2014:

Restricted Stock Adjusted EBITDA	Number of Performance-Vested Restricted Stock Vested
Less than Threshold	None
Threshold	25%
Target	50%
Between Threshold and Target	portion of restricted stock that vests (between 25% and 50%) will be determined by straight-line interpolation
Between Target and Maximum	portion of restricted stock that vests (between 50% and 100%) will be determined by straight-line interpolation
Maximum or higher	100%

Fifty percent (50%) of awarded performance-vested restricted stock vests in full upon a Change of Control (as defined in the applicable award agreement).

Each named executive officer's award opportunity was determined by the Compensation Committee after reviewing market data provided by the Hay Group. Each named executive officer was granted such number of performance-vested restricted shares representing the maximum Cumulative Adjusted EBITDA target in the following amounts (subject to forfeiture):

Name	Performance-Vested Restricted Stock
Michael J. Clarke	13,795
Almon C. Hall	3,726
Kevin W. Donnelly	3,224
David J. LaGrand	2,923
Peter R. Segal	2,696

Vesting of 2012 Performance-Vested Restricted Stock Awards

Performance-vested restricted stock awarded to our named executive officers in 2012 vest in full upon the attainment of cumulative Restricted Stock Adjusted EBITDA targets established by the Compensation Committee for the fiscal years 2012, 2013 and 2014. The computation of Adjusted EBITDA for purposes of these awards generally is consistent with the definition of the Company's Consolidated Cash Flow in the Company's Indenture governing its 10% Senior Secured Notes due 2018, except for the exclusion of both investment income and the pro forma effect of acquisitions and dispositions. An explanation of how we calculate Consolidated Cash Flow under the 10% Senior Notes Indenture is contained in "Management's Discussion of Financial Condition and Results of Operations - Consolidated Cash Flow and Adjusted Consolidated Cash Flow" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Pursuant to the terms of the 2012 awards, 25% of the restricted stock vests if 85% of the 2012 Award Cumulative Adjusted EBITDA is achieved (Cumulative Level I), 50% vests if 100% of the target 2012 Award Cumulative Adjusted EBITDA is achieved (Cumulative Level II), and 100% vests if at least 120% of the 2012 Award Cumulative Adjusted EBITDA is achieved (Cumulative Level III). If the Company's Cumulative Adjusted EBITDA for fiscal years 2012, 2013 and 2014 is less than 85% of the 2012 Award Cumulative Adjusted EBITDA, no shares of restricted vest and the rights to all such shares are forfeited. If cumulative Adjusted EBITDA for fiscal years 2012, 2013 and 2014 is between Cumulative Level I and Cumulative Level II, or between Cumulative Level II and Cumulative Level III, the number of shares that vest is determined on a basis of linear interpolation between 25% and 50%, or 50% and 100%, respectively. Fifty-percent (50%) of the shares restricted stock vest in full upon a Change of Control (as defined in the Restricted Stock Agreement), and are forfeited upon a termination of the named executive officer's employment.

The threshold, target and maximum amounts for the 2012 Award Cumulative Adjusted EBITDA targets established by the Compensation Committee for fiscal years 2012, 2013 and 2014 were as follows:

Threshold 2012 Cumulative Adjusted EBITDA Target	$633.93 million
Target 2012 Cumulative Adjusted EBITDA Target	$745.80 million
Maximum 2012 Cumulative Adjusted EBITDA Target	$894.96 million

The Company achieved between the target and maximum 2012 Cumulative Adjusted EBITDA targets for fiscal years 2012, 2013 and 2014, which resulted in the vesting of 51.7% of the restricted stock awards for each of our named executive officers that were eligible to vest in respect of fiscal year 2012-2014 performance.

Equity-Based Compensation for Mr. Clarke

In connection with the commencement of his employment with the Company, Mr. Clarke received a grant of certain options to purchase shares of the Company's common stock under the 2009 Plan and grants of restricted shares of the Company's common stock under the 2009 Plan. One-third of the restricted shares and all of the options to purchase shares of the Company's common stock are subject to time-vested vesting in 20% installments on each of the first five anniversaries of the grant date.

Two-thirds of the restricted shares vest in five equal 20% annual installments, subject to the attainment of Restricted Stock Adjusted EBITDA targets established by the Compensation Committee for each of fiscal years 2012, 2013, 2014, 2015 and 2016 and further subject to the named executive officer remaining continuously employed through such fiscal year. See above "*CEO Compensation*."

The following shows the range of payouts of such performance-vested restricted stock granted to Mr. Clarke:

Restricted Stock Adjusted EBITDA	Number of Performance-vested Restricted Stock Vested
Less than Threshold	None
Threshold	25% of the shares eligible for vesting for such fiscal year
Target	50% of the shares eligible for vesting for such fiscal year
Between Threshold and Target	portion of restricted stock that vests (between 25% and 50%) will be determined by straight-line interpolation
Between Target and Maximum	portion of restricted stock that vests (between 50% and 100%) will be determined by straight-line interpolation.
Maximum or higher	100% of the shares eligible for vesting for such fiscal year

For 2014, Mr. Clarke's threshold, target and maximum amounts for the Restricted Stock Adjusted EBITDA targets established for this grant of performance-vested shares (the "Clarke Restricted Stock Adjusted EBITDA Targets") were as follows:

Threshold Restricted Stock Adjusted EBITDA Target	$261.92 million
Target Restricted Stock Adjusted EBITDA Target	$308.13 million
Maximum Restricted Stock Adjusted EBITDA Target	$369.75 million

In 2014, the Company achieved between the threshold and target Restricted Stock Adjusted EBITDA targets established for Mr. Clarke, which resulted in the vesting of 32.1% of the restricted stock awards for Mr. Clarke that were eligible to vest in respect of fiscal year 2014 performance.

Retirement & Other Benefits

The Company provides competitive retirement-related benefits as part of its compensation package to attract and retain talented and experienced executive officers.

401(k) Plan

All full-time employees of Nortek, including Messrs. Clarke, Hall and Donnelly are eligible to participate in our 401(k) Savings Plan (the "Nortek 401(k) Plan"). The Nortek 401(k) Plan is a tax-qualified retirement savings plan pursuant to which all of the Company's employees, including the named executive officers, are able to contribute the lesser of 18% of their annual salary or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis.

During 2014, the Company and its subsidiaries (including Nordyne LLC and Ergotron, Inc.) provided a discretionary match of 50% of the participants' contributions up to 6% of compensation (for a maximum possible match of 3%). For 2014 under the 401(k) Plan, Messrs. Clarke, Hall and Donnelly each received $7,800 of employer match contributions and $6,375 of Company-paid profit sharing contributions. Mr. LaGrand participates in the Nordyne LLC 401(k) Savings Plan and received $6,500 of employer match contributions. Mr. Segar participates in the Ergotron, Inc. Savings and Retirement Plan and received $6,580 of employer match contributions. Neither of Messrs. LaGrand or Segar participate in a plan that had a profit sharing allocation in 2014.

Pension Plans

Messrs. Hall, Donnelly and LaGrand are eligible to receive benefits under the Company's tax-qualified pension plan, the Nortek, Inc. Retirement Plan (the "Nortek Retirement Plan") as a result of their respective tenures with the Company. The Company's qualified pension plan was frozen as of December 31, 1995, and no further increases in benefits may occur as a result of additional service or increases in compensation. None of our other named executive officers are eligible to receive benefits under the qualified pension plan. A summary of the Nortek Retirement Plan appears under "*Pension Benefits for the Year Ended December 31, 2014*" further below.

Mr. LaGrand is eligible to receive benefits under the Company's subsidiary Nortek Global HVAC LLC's (formerly known as Nordyne LLC) Supplemental Executive Retirement Plan (the "Nordyne SERP"), a non-qualified defined benefit pension plan. A summary of the Nordyne SERP appears under "*Pension Benefits for the Year Ended December 31, 2014*" further below.

Other Benefits

The Company also provides each of its named executive officers with health and life insurance benefits as well as certain other benefits that are required by the terms of the existing employment agreements with the named executive officers.

The Company also provides perquisites, some of which are discretionary while others are provided pursuant to the terms of the employment agreements between the Company and Messrs. Clarke, Hall and Donnelly. The purpose of these perquisites is to motivate employees, create goodwill, and reward employees for achievements that may not be measurable in financial metrics. These perquisites are reflected in the "All Other Compensation" column in the Summary Compensation Table below and the related footnotes.

Termination Compensation

In order to attract and retain executives, the Company believes that certain severance arrangements for its named executive officers are appropriate and necessary. Each of our named executive officers have employment or other agreements which govern certain elements of termination compensation. The Company believes that termination benefits and change-of-control payments are helpful to provide certainty to the named executive officers with respect to their positions with the Company and to ensure that the named executive officers consider corporate transactions which are in the best interest of the stockholders of the Company without concern over whether the transactions may jeopardize the executive's employment. Also, these benefits help to ensure that the Company will have the continued dedication and full attention of key employees. For more information on termination compensation payments for the named executive officers, see the disclosure under "*Employment and Other Agreements*" and "*Potential Payments upon Termination of Employment or Change-in-Control*" below.

Recoupment (or "Clawback") Policy

To ensure financial statement accuracy and encourage ethical behavior, we instituted a recoupment ("clawback") policy to recover excess incentive-based compensation (i.e., incentive-based compensation that was paid or would be payable in excess of what would have been paid or payable to the officer based on the restated financial statements) awarded to or received by any current or former "officer" subject to Section 16 of the Exchange Act in the event of a restatement of the Company's financial statements resulting from material noncompliance with any financial reporting requirements under U.S. securities laws, if such officer engaged in intentional misconduct or fraud that caused or substantially caused the need for the restatement of the Company's financial statements (as determined by the Board of Directors in its reasonable discretion). We intend to update and revise, as necessary or appropriate from time to time, our recoupment policy in accordance with applicable law.

No Hedging or Pledging of the Company's Securities

To further ensure that our directors and employees exhibit ethical behavior relative to selling and trading our Common Stock, our Policy Prohibiting Insider Trading prohibits directors, officers and other employees from:

- Engaging in short sales of the Company's securities;

- Engaging in puts, calls or other derivative securities, on an exchange or in any other organized market involving the Company's securities;

- Holding the Company's common stock in margin accounts or pledging such securities as collateral for loans or other obligations; and

- Engaging in hedging transactions with respect to ownership in the Company's securities, including trading in any derivative security relating to the Company's securities.

Consideration of Stockholders' Advisory Say-on-Pay Vote

The Company conducts an advisory "say-on-pay" vote of its stockholders on a triennial basis. The Compensation Committee considered the results of its say-on-pay proposal on which stockholders voted at the Company's 2014 annual meeting. Approximately 99.8% of the Company's stockholders voting at the meeting approved the compensation program described in the Company's proxy statement in 2014. The Compensation Committee weighed the results of the say-on-pay vote as one of many factors considered in connection with the discharge of its responsibilities, although no factor was assigned a quantitative weighting. The Compensation Committee did not implement any significant changes to the Company's executive compensation program as a result of the stockholder advisory vote. The next non-binding advisory vote to approve the executive compensation program will be held at our 2017 annual meeting.

Tax and Accounting Implications

The Compensation Committee considers the tax and accounting implications of compensation, but they are not the only factors considered nor are they necessarily the most important factors. In some cases, other important considerations outweigh tax or accounting considerations.

Section 162(m) of the Code limits the amount of compensation paid to our Chief Executive Officer and our other three most highly compensated executive officers, other than our CFO, that may be deducted by us for federal income tax purposes in any fiscal year to $1,000,000. "Performance-based" compensation that satisfies certain requirements under Section 162(m) of the Code is not subject to the Code's $1,000,000 deduction limit. While the Compensation Committee believes that it is important for compensation paid to our named executive officers to be tax deductible under the Code, the Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may result in compensation being nondeductible under Section 162(m) of the Code, including when necessary or appropriate to enable the Company to continue to attract, retain, reward and motivate its highly-qualified executives.

The Company accounts for equity compensation paid to its employees in accordance with ASC 718, "*Compensation - Stock Compensation*," ("ASC 718"), which requires us to measure and recognize compensation expense in the Company's financial statements for all share-based payments based upon an estimate of their grant date fair value over the service period of the award. The Company records cash compensation as an expense at the time the obligation is accrued.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the "*Compensation Discussion and Analysis*" required by Item 402(b) of Regulation S-K with management. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Form 10-K.

Submitted by the Compensation Committee

Daniel C. Lukas (Chair)
Jeffrey C. Bloomberg
John T. Coleman
Thomas A. Keenan

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to the Company's named executive officers during fiscal year 2014.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6)	All Other Compensation (7)(8)	Total Compensation
Michael J. Clarke	2014	$ 958,673	$ 116,228	$ 999,790	$ 525,365	$ 623,811	— $	79,072 $	3,302,939
President and Chief	2013	925,000	—	908,852	605,543	1,289,107	—	35,540	3,764,042
Executive Officer	2012	925,000	500,000	2,607,000	—	1,462,979	—	337,058	5,832,037
Almon C. Hall	2014	$ 537,660	$ 49,665	$ 270,060	$ 140,675	$ 266,558	$ 23,400	$ 78,985	$ 1,367,003
Senior Vice President and	2013	577,600	—	236,258	157,426	552,143	(85,400)	70,368	1,508,395
Chief Financial Officer	2012	520,000	—	196,907	100,135	616,823	13,600	1,552,955(9)	3,000,420
Kevin W. Donnelly	2014	$ 465,282	$ 42,979	$ 233,676	$ 121,744	$ 230,675	$ 28,600	$ 106,119	$ 1,229,075
Senior Vice President, General	2013	487,365	—	204,438	136,241	477,816	(17,000)	79,972	1,368,832
Counsel and Secretary	2012	450,000	—	170,400	86,655	533,790	22,200	1,587,594(9)	2,850,639
David J. LaGrand	2014	$ 420,240	— $	211,786	$ 110,385	$ 525,322	455,263 $	54,410 $	1,777,406
Group President, Residential									
and Commercial HVAC									
Peter R. Segar	2014	$ 387,538	— $	195,406	$ 101,786	$ 754,391	— $	6,925 $	1,446,046
Group President, Ergonomic &									
Productivity Solutions									

(1) For 2014, base salary for Messrs. Clarke, Hall and Donnelly were $955,000, $535,600 and $463,500, respectively. The difference between these base salary amounts and the amounts shown in the table reflect a mid-year change in the Company's payroll cycle in fiscal year 2014.

For 2013, includes a payment of $57,600 and $37,365 for Messrs. Hall and Donnelly, respectively, for accrued but unused vacation days as of December 31, 2013, which was a one-time payment applicable for Nortek, Inc. employees in connection with the transition to a new paid-time-off policy. Mr. Clarke had no accrued but unused vacation days as of December 31, 2013.

(2)   For fiscal year 2014, represents a one-time bonus for Messrs. Clarke, Hall and Donnelly equal to the Cash Conversion Cycle incentive award that would have been paid had there not been an inventory accrual in preparation for changes in energy efficiency regulations impacting one of the Company's Business Segments. See "*Annual Cash Incentive Awards - Determination of Fiscal 2014 Annual Cash Incentive Awards*" above.

For fiscal year 2012, Mr. Clarke received a retention bonus pursuant the terms of his employment agreement.

(3)   The amounts shown represent the grant date fair value of the aggregate amount of stock awards (prior to any assumed forfeitures related to performance-vested award conditions, where applicable) for each, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation-Stock Compensation*, ("FASB ASC Topic 718"), in connection with time-vested and performance-vested stock granted under the 2009 Plan. Assumptions used in calculating these amounts are described in Note 12 to our audited financial statements for the fiscal year ended December 31, 2014, included in our Annual Report on Form 10-K.

Amounts for performance-vested restricted stock reflect the most probable outcome for the awards at December 31, 2014 valued at the date of grant in accordance with FASB ASC Topic 718, which we estimate to be at the target level of performance goals.

Additional information regarding the stock awards granted to our named executive officers during fiscal year 2014 is set forth in the Grants of Plan-Based Awards table.

(4)   The amounts shown represent the grant date fair market value of the aggregate amount of all option awards for each year, in accordance with FASB ASC Topic 718, in connection with option awards made under the 2009 Plan. Assumptions used in calculating these amounts are described in Note 12 to our audited financial statements for the fiscal year ended December 31, 2014, included in our Annual Report on Form 10-K.

Additional information regarding the option awards granted to our named executive officers during fiscal year 2014 is set forth in the Grants of Plan-Based Awards table.

(5)   Reflects a cash incentive award earned for fiscal year 2014 by Messrs. Clarke, Hall and Donnelly under the 2014 Executive Plan. For Mr. LaGrand, reflects a cash incentive award of $375,322 earned for fiscal year 2014 under the 2014 RCH Subsidiary Plan and a cash bonus of $150,000 paid to Mr. LaGrand pursuant to the Nordyne Retention Agreement. See "*Employment and Other Agreements*" below. For Mr. Segar, reflects a cash incentive award of $309,423 earned for fiscal year 2014 under the 2014 ERG Subsidiary Plan and a cash bonus of $444,968 earned under the Ergotron Retention Plan. See "*Employment and Other Agreements*" below.

(6)   For Messrs. Hall and Donnelly, the amounts shown represent the aggregate change in the present value of accumulated pension benefits during fiscal years 2014, 2013 and 2012 under the Nortek Pension Plan. For Mr. LaGrand, the amount shown represents the aggregate change in the present value of his accumulated pension benefits during fiscal year 2014 under the Nortek Pension Plan and the Nordyne SERP. These changes for Messrs. Hall, Donnelly and LaGrand resulted from the passage of time and a change in assumptions (mortality and discount rate). See "*Pension Benefits for the Year Ended December 31, 2014*" below for more information.

(7)   The following table sets forth the perquisites and other benefits we make available to our name executive officers and the cost to the Company for providing these perquisites during fiscal year 2014.

	Michael J. Clarke	Almon C. Hall	Kevin W. Donnelly	David J. LaGrand	Peter R. Segar
Premiums for excess group term life insurance	$ 4,406	$ 8,497	$ 4,406	$ 1,980	$ 345
Automobile use	24,128	30,470	33,960	24,578	—
Tax preparation services	36,363	5,200	—	—	—
Reimbursement of health-related costs	—	12,992	40,493	2,811	—
Country club dues and assessments	—	7,670	12,635	18,541	—
	$ 64,897	$ 64,829	$ 91,944	$ 47,910	$ 345

(8)   For fiscal year 2014, includes Company-paid matching contributions of $7,800 for each for Messrs. Clarke, Hall and Donnelly; $6,500 for Mr. LaGrand; and $6,580 for Mr. Segar. Also includes for fiscal year 2014, Company-paid profit sharing contributions of $6,375 for each for Messrs. Clarke, Hall and Donnelly. Messrs. LaGrand and Segar participate in plans that did not have a profit sharing allocation in 2014.

(9)   For fiscal year, 2012, includes a payment of $855,781 for Mr. Hall and $876,824 for Mr. Donnelly pursuant to the terms of their respective employment agreements, in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a "gross-up" for all applicable taxes in the amount of $631,241 for Mr. Hall and $646,763 for Mr. Donnelly. For more information, see "*Amended Employment Agreements of Almon C. Hall and Kevin W. Donnelly*" below.

Grants of Plan-Based Awards in 2014 Table

Name	Type of Award (1)	Grant Date	Estimated Possible Payments Under Non-Equity Incentive Plan Awards (2)			Estimated Possible Payments Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Option Exercise Price ($)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Michael J. Clarke												
	STI	-	$501,375	$1,002,750	$2,005,500	-	-	-	-	-	-	-
	PRSA	3/5/2014	-	-	-	3,449	6,897	13,795	-	-	-	$499,895
	TRSA	3/5/2014							6,897			499,895
	NSO	3/5/2014								17,900	$72.48	525,365
Almon C. Hall												
	STI	-	$214,240	$428,480	$856,960	-	-	-	-	-	-	-
	PRSA	3/5/2014	-	-	-	931	1,863	3,726	-	-	-	$135,030
	TRSA	3/5/2014	-	-	-	-	-	-	1,863	-	-	135,030
	NSO	3/5/2014	-	-	-	-	-	-	-	4,793	$72.48	140,675
Kevin W. Donnelly												
	STI	-	$185,400	$370,800	$741,600	-	-	-	-	-	-	-
	PRSA	3/5/2014	-	-	-	806	1,612	3,224	-	-	-	$116,838
	TRSA	3/5/2014	-	-	-	-	-	-	1,612	-	-	116,838
	NSO	3/5/2014	-	-	-	-	-	-	-	4,148	$72.48	121,744
David J. LaGrand												
	SSTI	-	$136,578	$273,156	$607,772	-	-	-	-	-	-	-
	PRSA	3/5/2014	-	-	-	731	1,461	2,923	-	-	-	$105,893
	TRSA	3/5/2014	-	-	-	-	-	-	1,461	-	-	105,893
	NSO	3/5/2014	-	-	-	-	-	-	-	3,761	$72.48	110,385
Peter R. Segar												
	SSTI	-	$125,950	$251,900	$503,799	-	-	-	-	-	-	-
	PRSA	3/5/2014	-	-	-	674	1,348	2,696	-	-	-	$97,703
	TRSA	3/5/2014	-	-	-	-	-	-	1,348	-	-	97,703
	NSO	3/5/2014	-	-	-	-	-	-	-	3,468	$72.48	101,786

(1)   Type of Award:

STI = Award under the 2014 Plan
SSTI = Award under the 2014 Subsidiary Plan
NSO = Nonqualified Stock Option
PRSA = Performance-vesting Restricted Stock Award
TRSA = Time-vesting Restricted Stock Award

(2)   Represents awards under the 2014 Executive Plan for Messrs. Clarke, Hall and Donnelly and under the applicable 2014 Subsidiary Plan for Messrs. LaGrand and Segar. The actual awards were finally certified by our Compensation Committee in February 2015. The amounts actually paid to our named executive officers in respect of these awards for 2014 are included in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table and are further described under "*Compensation, Discussion & Analysis - Annual Cash Incentive Compensation*" above.

(3)   Represents possible future payouts of Company common stock underlying performance-vested shares of restricted stock awarded in fiscal year 2014 to our named executive officers. The awards vest fully upon the achievement of cumulative Restricted Stock Adjusted EBITDA Targets, subject to such executive remaining continuously employed through the performance period. Fifty-percent (50%) of unvested shares of performance-vested restricted stock vest upon a Change of Control (as defined under the 2009 Plan). See "*Compensation, Discussion & Analysis - Equity Based Compensation.*"

(4)   The shares of time-vested restricted stock granted to each named executive officer on March 5, 2014 vest at the rate of 33.3% on March 5 in each of 2015, 2016 and 2017. Unvested shares of the time-vested restricted stock vest in full upon a Change of Control (as defined under the 2009 Plan).

(5)   The stock options granted on March 5, 2014, vest at the rate of 33.3% on March 5 in each of 2015, 2016 and 2017. The exercise price of $72.48 per share was the fair market value of a share of the Company common stock on March 5, 2014 and was the closing price on Nasdaq on such date. Such stock options vest in full upon a Change of Control (as defined under the 2009 Plan).

(6)   The amounts shown represent the grant date fair value of time-vested restricted stock and stock options, calculated in accordance with FASB ASC Topic 718. Amounts for performance-vested restricted stock reflect the most probable outcome for the awards at December 31, 2014 valued at the date of grant in accordance with FASB ASC Topic 718, which we estimate to be at the target level of performance goals.

Table of Contents

Outstanding Equity Awards at December 31, 2014 Table

			Option Awards				Stock Awards			
Name	Type of Award (1)	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (3)	Market Value of Units of Shares or Stock That Have Not Vested (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)(5)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($)(7)
Michael J. Clarke	NSO	12/30/2011	120,000	80,000	$26.16	12/30/2021	—	—	—	—
	NSO	3/5/2013	7,117	14,2135	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	—	17,900	72.48	3/5/2024	—	—	—	—
	PRSA	8/7/2012	—	—	—	—	—	—	60,000	$4,879,800
	PRSA	3/5/2013	—	—	—	—	—	—	3,128	$254,400
	PRSA	3/5/2014							3,449	$280,507
	TRSA	12/30/2011	—	—	—	—	20,000	$1,626,600	—	—
	TRSA	3/5/2013	—	—	—	—	4,170	$339,146	—	—
	TRSA	3/5/2014	—	—	—	—	6,897	$560,933	—	—
Almon C. Hall	ISO	12/17/2009	5,715	—	$17.50	12/17/2019	—	—	—	—
	NSO	12/17/2009	2,785		$17.50	12/17/2019	—	—	—	—
	NSO	3/9/2012	2,424	2,424	$34.20	3/9/2022	—	—	—	—
	NSO	3/5/2013	1,850	3,701	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	—	4,793	$72.48	3/5/2024	—	—	—	—
	PRSA	8/7/2012	—	—	—	—	—	—	1,140	$92,716
	PRSA	3/5/2013	—	—	—	—	—	—	813	$66,121
	PRSA	3/5/2014	—	—	—	—	—	—	932	$75,800
	TRSA	3/9/2012	—	—	—	—	760	$61,811	—	—
	TRSA	3/5/2013	—	—	—	—	1,084	$88,162	—	—
	TRSA	3/5/2014	—	—	—	—	1,863	$151,518	—	—
Kevin W. Donnelly	NSO	3/9/2012	—	2,099	$34.20	3/9/2022	—	—	—	—
	NSO	3/5/2013	1,601	3,203	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	—	4,148	$72.48	3/5/2024	—	—	—	—
	PRSA	8/7/2012	—	—	—	—	—	—	987	$80,273
	PRSA	3/5/2013	—	—	—	—	—	—	704	$57,256
	PRSAQ	3/5/2014	—	—	—	—	—	—	806	$65,552
	TRSA	3/9/2012	—	—	—	—	659	$53,596	—	—
	TRSA	3/5/2013	—	—	—	—	938	$76,288	—	—
	TRSA	3/5/2014	—	—	—	—	1,612	$131,104	—	—
David J. LaGrand	ISO	12/17/2009	3,000	—	$17.50	12/17/2019	—	—	—	—
	NSO	3/9/2012	3,804	1,902	$34.20	3/9/2022	—	—	—	—
	NSO	3/5/2013	1,451	2,904	$72.65	3/5/2023	—	—	—	—
	NSO	3/5/2014	—	3,761	$72.48	3/5/2024	—	—	—	—
	PRSA	8/7/2012	—	—	—	—	—	—	895	$72,790
	PRSA	3/5/2013	—	—	—	—	—	—	638	$51,889
	PRSA	3/5/2014	—	—	—	—	—	—	731	$59,452
	TRSA	3/9/2012	—	—	—	—	597	$48,554	—	—
	TRSA	3/5/2013	—	—	—	—	851	$69,212	—	—
	TRSA	3/5/2014	—	—	—	—	1,461	$118,823	—	—
Peter R. Segar	NSO	3/5/2014	—	3,468	$72.48	3/5/2024	—	—	—	—
	PRSA	10/16/2012	—	—	—	—	—	—	117	$9,516
	PRSA	3/5/2013	—	—	—	—	—	—	178	$14,477
	PRSA	3/5/2014							674	$54,816
	TRSA	10/16/2012	—	—	—	—	78	$6,344	—	—
	TRSA	3/5/2013	—	—	—	—	238	$19,357	—	—
	TRSA	3/5/2014	—	—	—	—	1,348	$109,633	—	—

(1) Type of Award:

ISO = Incentive Stock Option

NSO = Nonqualified Stock Option

PRSA = Performance-vesting Restricted Stock Award

TRSA = Time-vesting Restricted Stock Award

(2)   Stock options granted on March 9, 2012, October 16, 2012, March 5, 2013 and March 5, 2014 vest at the rate of 33.3% on each annual anniversary of the grant date, subject to the named executive officer's continuous employment, beginning with the first anniversary of the grant date, with 100% vesting upon the third anniversary of the grant date. Stock options granted to Mr. Clarke on December 30, 2011 vest at the rate of 20% on each annual anniversary of the grant dated, subject to Mr. Clarke's continuous employment, beginning with the first anniversary of the grant date, with 100% vesting upon the fifth anniversary of the grant date.

(3)   Shares of time-vested restricted stock granted March 9, 2012, October 16, 2012, March 5, 2013 and March 5, 2014 vest at the rate of 33.3% on each of the first three anniversaries of such grant date, subject to the named executive officer's continuous employment through such date. Shares of time-vested restricted stock granted to Michael Clarke on December 30, 2011 vest at the rate of 20% on December 30 on each of the first five anniversaries of the grant date. Shares of time-vested restricted stock that have not vested prior to a Change of Control (as defined in the 2009 Plan) fully vest upon a Change of Control.

(4)   The amounts shown are based on the Nasdaq closing price of our common stock on December 31, 2014, which was $81.33.

(5)   The performance-vested restricted stock granted in 2012, 2013 and 2014 vest in full upon the achievement of the cumulative Restricted Stock Adjusted EBITDA targets, subject to such executive remaining continuously employed through the performance period.

Shares of performance-vested restricted stock granted to Mr. Clarke in 2011 vest in five equal 20% annual installments, subject to the attainment of the Clarke Restricted Stock Adjusted EBITDA Targets for each of fiscal years 2012, 2013, 2014, 2015 and 2016 and further subject to Mr. Clarke remaining continuously employed through such fiscal year. Because the grant date for these awards and the grant date for awards to our other named executive officers in 2012 (which, for accounting purposes, is the measurement date) could not be determined until all of the key provisions underlying these grants were known, including, for example, the definition of Adjusted EBITDA and the Adjusted EBITDA targets to be met for vesting purposes, the grant date for these awards is August 7, 2012.

Fifty percent (50%) of such shares of performance-vested restricted stock that have not vested prior to a Change of Control (as defined under the 2009 Plan) vest upon a Change of Control.

(6)   Represents the "threshold" number of performance-vested shares of restricted stock granted under the 2009 Plan, except for performance-vested shares of restricted stock granted to Mr. Clarke in 2011. Represents the "maximum" number of performance-vested restricted stock for Mr. Clarke's 2011 award, based upon the achievement in fiscal year 2013 of performance goals between target and maximum levels established under such award agreement.

(7)   Based upon the Nasdaq closing price of our common stock on December 31, 2014, which was $81.33.

Option Exercises and Stock Vesting During the Year Ended December 31, 2014

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Michael J. Clarke	–	–	23,045	1,789,940
Almon C. Hall	__	__	22,344	1,703,758
Kevin W. Donnelly	13,383	775,460	22,168	1,690,969
David J. LaGrand	12,000	783,240	7,271	535,256
Peter R. Segar	–	–	196	14,474

_____

(1)   Represents the aggregate dollar amount realized by the named executive officer computed by multiplying the number of shares acquired at any time upon exercise of an option by the difference between the market value of a share of the Company common stock at such time as traded on Nasdaq, and the exercise or base price of such option.

(2)   Represents the aggregate dollar amount realized by the named executive officer computed by multiplying the number of shares vested by the market value of a share of the Company common stock at such time as traded on Nasdaq.

Pension Benefits for the Year Ended December 31, 2014

Nortek, Inc. Retirement Plan

Messrs. Hall, Donnelly and LaGrand are the only named executive officers that participate in the Nortek Retirement Plan. The following table provides the required benefit information for Messrs. Hall and Donnelly under the Nortek Retirement Plan for the year ended December 31, 2014.

Name	Number Years of Credited Service (1)	Present Value of Accrued Benefit	Payments During Last Fiscal Year
Almon C. Hall	19	$774,252	14,690
Kevin W. Donnelly	8	$203,964	—
David J. LaGrand	8	$108,485	—

_____

(1)   Messrs. Hall, Donnelly and LaGrand have been employed by the Company for 38, 27 and 26 years, respectively. As described in greater detail below, the difference between their years of credited service under the Nortek Retirement Plan and their actual years of service with the Company is a result of the freezing of the Nortek Retirement Plan. This difference does not result in any augmentation of benefits.

Annual benefit accruals under the Nortek Retirement Plan ceased effective December 31, 1995. All plan participants, including those identified above, became 100% vested on that date. Retirement benefits were calculated using final average earnings and credited service according to the plan's benefit formula as of the benefit freeze date.

The estimated present value of each participant's accrued benefit was determined as of December 31, 2014 based on a discount rate of 3.65% and mortality according to 115% of the RP-2014 Mortality Table adjusted with the MP-Scale (sex distinct). These assumptions are the same as those used for fiscal year 2014 financial statement reporting purposes and represent a change from the prior year. The Nortek Retirement Plan does not offer a lump sum payment option for any of the participants identified above. Although the normal retirement age under the Nortek Retirement Plan is age 65, the terms of the plan allow active participants who have attained at least age 62 to collect pension benefits without ceasing employment with the Company, in which case, benefits may be subject to reduction.

The benefit payable to a participant at normal retirement equals the accrued benefit as of December 31, 1995 and will be payable as a joint and 50% survivor annuity in the case of a married employee and as a single-line annuity in the case of an unmarried employee. Messrs. Donnelly and LaGrand are entitled to be paid an annual benefit of $17,343 and $8,727, respectively, as a single life annuity beginning at age 65. The normal form of payment for married payments is an actuarially reduced 50% joint & survivor annuity. Optional forms of payment include actuarially adjusted joint & survivor benefits (50%, 66 2/3%, 75%, and 100%) and a ten-year certain and continuous annuity.

The estimated annual 50% joint & survivor annuities payable to Messrs. Donnelly and LaGrand are detailed below (estimates are based on spouses' actual dates of birth):

Name	Annual Accrued Benefit Payable at Age 65 50% Joint & Survivor
Kevin W. Donnelly	$15,574
David J. LaGrand	$7,875

_____

As Mr. Hall had reached normal retirement age under the plan, he commenced a monthly pension benefit of $3,672.51 on September 1, 2014 in the form of a 100% J&S annuity with his spouse as beneficiary.

The gross change in the present value of each participant's estimated benefit is attributable to the passage of time as well as changes to both the discount rate and mortality assumption. The impact of each change is summarized below.

Name	Change Due to Passage of Time	Change Due to Discount Rate	Change Due to Mortality Table
Almon C. Hall	$(24,420)	$46,100	$1,500
Kevin W. Donnelly	$8,300	$19,900	$400
David J. LaGrand	$4,500	$9,500	$200

Reduced early retirement benefits are available to plan participants who have attained age 55 with at least five (5) years of vesting service. Accrued benefits are reduced by 1/180th for each of the first sixty (60) months a participant's early retirement age precedes age 65 and by 1/360th for each additional month in excess of sixty (60) months. Messrs. Donnelly and LaGrand are currently eligible for early retirement under the Nortek Retirement Plan.

Nordyne Supplemental Executive Retirement Plan

Mr. LaGrand is the only named executive officer that participates in the Nordyne SERP. The following table provides the required benefit information for Mr. LaGrand under the Nordyne SERP for the year ended December 31, 2014:

Name	Number Years of Service	Present Value of Accrued Benefit	Payments During Last Fiscal Year
David J. LaGrand	26	$1,179,947	__

The estimated present value of Mr. LaGrand's accrued benefit was determined as of December 31, 2014 based on a discount rate of 3.65% and mortality according to 115% of the RP-2014 Mortality Table adjusted with MP-scale (sex distinct).

The Nordyne SERP provides supplemental retirement benefits as an excess benefit plan for plan participants. Upon retirement, Mr. LaGrand will receive a normal retirement benefit (as defined in the Nordyne SERP), on a monthly basis, equal to one-twelfth of an applicable percentage of his eligible compensation (which is the highest average annual compensation received for any consecutive three year period, counting base salary and 50% of bonuses in a given year), multiplied by his years of service (generally less any monthly amounts payable to him under any qualified retirement plans). The Nordyne SERP provides Mr. LaGrand will be vested and entitled to receive benefits under the plan if he accumulates ten years of service by the retirement age of 65. A participant who ceases to be an employee without becoming vested forfeits all right under the Nordyne SERP. In addition, a participant becomes fully vested in the event of death or disability. Mr. LaGrand has accumulated 26 years of service and is fully vested under the Nordyne SERP.

The gross change in the present value of Mr. LaGrand's estimated benefit is attributable to the passage of time as well as changes to both the discount rate and mortality assumption. The impact of each change is summarized below.

Name	Change Due to Passage of Time (1)	Change Due to Discount Rate	Change Due to Mortality Table
David J. LaGrand	$334,958	$103,954	$2,151

Non-qualified Deferred Compensation Plans

None of the named executive officers participated in a non-qualified defined contribution pension during the 2014 fiscal year and the Company did not maintain any such plan during the 2014 fiscal year.

Employment Agreements

Mr. Clarke's employment agreement, effective December 30, 2011, provides for an initial term of three years, subject to automatic one year renewals thereafter unless terminated by the Company or Mr. Clarke in accordance with the terms of the employment agreement. Pursuant to the terms of his employment agreement, Mr. Clarke is entitled to receive an annual base salary of $925,000 and is eligible for an annual bonus based on the achievement of performance objectives established by the Board or the Compensation Committee. The target amount of the annual bonus is 105% of Mr. Clarke's base salary.

If Mr. Clarke's employment is terminated by the Company without "cause" or by him for "good reason" (each as defined in his agreement), Mr. Clarke will be entitled to receive, subject to the execution of a release of claims and continued compliance with the restrictive covenants contained in Mr. Clarke's employment agreement, base salary and medical benefit continuation (subject to certain conditions) for twenty-four and eighteen months, respectively. If Mr. Clarke's employment is terminated due to his death or disability (as defined in his employment agreement), he will be entitled to a pro-rata bonus for the year in which such termination occurs, determined based on actual performance. Mr. Clarke will be subject to non-competition and non-solicitation restrictions for a period of twenty-four months following the termination of his employment. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

Amended Employment Agreements of Almon C. Hall and Kevin W. Donnelly

The employment agreements of Messrs. Hall and Donnelly, which were effective August 27, 2004, were amended effective December 17, 2009 in connection with the Company's emergence from bankruptcy and approved by the United States Bankruptcy Court for the District of Delaware. Each such amended employment agreement is on terms substantially similar to each other, except as otherwise noted below. Each such amended employment agreement remains effective until the termination of the executive's employment. The amended employment agreements provide that Mr. Hall will serve as Vice President and Chief Financial Officer of the Company and that Mr. Donnelly will serve as Vice President, General Counsel and Secretary of the Company.

The amended employment agreement for Mr. Hall provides that his annual base salary will be not less than $500,000. The amended employment agreement for Mr. Donnelly provides that his annual base salary will be not less than $375,000. The amended employment agreements provide that upward adjustments to the base salaries of Messrs. Hall and Donnelly shall be approved by the CEO. Messrs. Hall and Donnelly are also eligible for incentive compensation in each year of the employment period as recommended by the CEO and approved by the Compensation Committee or the Board. Messrs. Hall and Donnelly are also entitled to reimbursement of the costs associated with one country club and one automobile for personal and business use. In accordance with requirements under the amended employment agreements of Messrs. Hall and Donnelly, on the third anniversary of the Company's emergence from bankruptcy, which occurred on December 17, 2012, the Company made a lump-sum payment of $855,781 to Mr. Hall and $876,824 to Mr. Donnelly in lieu of any lifetime medical coverage which would have been due under the respective employment agreement, with a "gross-up" for all applicable taxes in the amount of $631,241 for Mr. Hall and $646,763 for Mr. Donnelly.

Under each amended employment agreement, if employment is terminated by (i) the Company without "cause," (ii) the executive for "good reason," or (iii) as a result of the executive's death or disability (each as defined in the amended employment agreement), then the Company is obligated to provide the executive or, in the event of death, his designated beneficiary or estate, severance pay and other specified benefits and perquisites, including long-term disability insurance, for a period of two years from the date of termination. Under each amended employment agreement, severance pay for the executive is equal to his annual salary as of the date of termination plus the highest amount of bonus, or incentive compensation (exclusive of the Company's 1999 Equity Performance Plan) paid or payable in cash to the executive in any one of the three calendar years immediately prior to the completion of the 2004 transaction involving Thomas H. Lee Partners, L.P. (the "THL Transaction") or, if higher, the three calendar years immediately prior to such termination.

If it is determined that any payment or benefit provided by the Company to Mr. Hall or Mr. Donnelly under his amended employment agreement or any other agreement or plan is subject to the 20% excise tax imposed by Section 4999 of the Code, the Company is required to make an additional lump-sum "gross-up" payment to Mr. Hall or Mr. Donnelly (as applicable) sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.

Under each employment agreement, Messrs. Hall and Donnelly will be subject to non-competition and non-solicitation restrictions for either (i) a period of 12 months upon his termination by the Company without cause or by him without good reason or (ii) for a period of 24 months upon his termination by the Company with cause, by him with good reason or termination by disability. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

Retention Agreement with David J. LaGrand

Mr. LaGrand entered into a retention agreement with the Company's subsidiary Nortek Global HVAC LLC (formerly known as Nordyne LLC) on March 9, 2010 (the "Nordyne Retention Agreement"). Under the Nordyne Retention Agreement, Mr. LaGrand will receive a cash bonus of $1,300,000 after a period of five years ending on March 9, 2015, less retention bonus payments of $150,000 paid to Mr. LaGrand in each of 2013 and 2014. If Mr. LaGrand resigns or is terminated for cause (as defined in the Nordyne Retention Agreement), Mr. LaGrand will forfeit all rights to remaining payments under the agreement. The Nordyne Retention Agreement provides that Mr. LaGrand will be subject to non-solicitation restrictions for a period of 24 months upon his termination of employment. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

Ergotron Retention Plan

As noted under "Retention Bonus Plan and Agreement for Ergotron, Inc." above, the Ergotron Retention Plan provides cash incentive bonuses to Mr. Segar upon the achievement of pre-established Adjusted EBITDA targets for Ergotron. If Mr. Segar's employment is terminated (for any reason other than for cause) after the performance year in which a bonus payment is earned, he is entitled to payment of such bonus amount. If after June 30 of a performance year Mr. Segar's employment is terminated by the Company without cause or by reason of death or disability, Mr. Segar is entitled to a pro rata share of his percentage interest based on a daily calculation for the number of days prior to his termination.

Pursuant to the Ergotron Retention Plan, if Mr. Segar is terminated without cause or he resigns for good reason, he will be entitled to severance payments equal to (i) his annual base salary then in effect and (ii) the average of the annual bonuses paid to Mr. Segar during the two calendar years prior to such termination (excluding any bonuses paid under the Ergotron Retention Plan), each of which will be paid in equal installments for 12 months after his termination date.

In consideration of the Ergotron Retention Plan, Mr. Segar entered into a separate non-disclosure, non-solicitation and non-competition agreement. Under such agreement, Mr. Segar is subject to non-competition and non-solicitation restrictions for a period (whichever is later) of 12 months following the termination of his employment or 24 months after Mr. Segar receives the last payment under the Ergotron Retention Plan. See "*Potential Payments upon Termination of Employment or Change in Control*" below.

Potential Payments upon Termination of Employment or Change in Control

As described above, each of our named executive officers has an employment or other agreement pursuant to which he is entitled to certain benefits upon a change of control of the Company, or in the event his employment is terminated with or without cause, as result of resignation for good reason, or due to disability or death. For additional information, see "*Employment and Other Agreements*" above.

In addition, under the terms of award agreements relating to performance-vested restricted stock awards made under the 2009 Plan to each of our named executive officers, 50% of such awards vest immediately upon a change of control. Under the terms of award agreements relating to time-vested restricted stock and option awards made under the 2009 Plan to each of our named executive officers, 100% of such awards vest immediately upon a change of control. See "*Equity-Based Compensation*" above.

The following table describes the potential payments and benefits to each of the named executive officers listed below following a termination of employment for cause, a termination without cause or due to disability or death, resignation for good reason, or upon a change of control, occurring hypothetically in each case on December 31, 2014. The closing market price of a share of the Company's common stock on December 31, 2014 was $81.33, as quoted on Nasdaq as the closing price at the end of trading. Actual amounts payable to each executive listed below upon termination of employment can only be determined definitively at the time of each executive's actual departure and actual amounts that are payable upon a change in control can only be definitively determined at the time of such transaction (if one were to occur). In addition to the amounts shown in the table below, each executive would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred. For information relating to compensation earned by each of the named executive officers, see "*Summary Compensation Table*" above. In addition to any payments under the applicable agreements Messrs. Hall and Donnelly would also be entitled to benefits under the Company's pension plan, and Mr. LaGrand would be entitled to benefits under the Nordyne SERP, in each case, pursuant to the terms of the applicable plan. For additional information, see "*Pension Benefits for the Year Ended December 31, 2014*" above.

Name	Benefits	Termination Upon Death or Disability		Termination Without Cause or for Good Reason	Change of Control
Michael J. Clarke	Base Salary		— $	1,910,000(1)	—
	Bonus		—	—	—
	Healthcare benefits		—	41,352(2)	—
	Insurance Benefits, Other Perquisites	$	600,000(3)	—	—
	Market Value of Awards Vesting		560,974(4)	134,682(5)	10,731,847(6)
	Total	$	**1,160,974** $	**2,086,034** $	**10,731,847**
Almon C. Hall	Base Salary	$	1,071,200(1)	1,071,200(1)	—
	Bonus		1,450,000(7)	1,450,000(7)	—
	Healthcare benefits		—	—	—
	Insurance Benefits, Other Perquisites		604,496(3)	4,496(3)	—
	Market Value of Awards Vesting		151,518(4)	36,355(5)	959,510(6)
	Total	$	**3,277,214** $	**2,562,051** $	**959,510**
Kevin W. Donnelly	Base Salary	$	927,000(1) $	927,000(1)	—
	Bonus		1,067,580(&)	1,067,580(7)	—
	Healthcare benefits		—	—	—
	Insurance Benefits, Other Perquisites		604,496(3)	4,496(3)	—
	Market Value of Awards Vesting		131,104(4)	31,393(5) $	830,466(6)
	Total	$	**2,730,180** $	**2,030,469** $	**830,466**
David J. LaGrand	Base Salary		—	—	—
	Bonus	$	— $	1,000,000(8)	—
	Healthcare benefits		—	—	—
	Insurance Benefits, Other Perquisites		—	—	—
	Market Value of Awards Vesting		118,864(4)	28,466(5) $	752,862(6)
	Total	$	**118,864** $	**1,028,466** $	**752,862**
Peter R. Segar	Base Salary	$	— $	387,538(9)	—
	Bonus		444,968(10) $	695,626(11)	—
	Healthcare benefits		—	—	—
	Insurance Benefits, Other Perquisites		—	—	—
	Market Value of Awards Vesting		109,633(4)	26,270(5) $	323642(6)
	Total	$	**554,601** $	**1,109,434** $	**323,642**

(1) Represents base salary payable over 24 months.

(2) Represents the premium cost of 18 months of COBRA continuation coverage under the Company's health insurance benefits for Mr. Clarke.

(3) For Messrs. Clarke, Hall and Donnelly, in the event of death, includes a maximum of $600,000 payable upon death under basic group term life insurance, which is available to all full-time employees of Nortek at two times base salary. For Messrs. Hall and Donnelly, in the event of disability, or termination without cause or resignation for good reason, includes costs of continued coverage under disability, accident and life insurance plans, in each case for two years following termination.

(4) Performance based stock granted in 2014 under the 2009 Plan vests 50% upon death or disability.

(5)   Pursuant to the terms of the award agreements for performance-based shares of restricted stock granted in 2014, in the event a grantee's employment is terminated without cause during fiscal year 2014, one-third of the shares granted to each participant are eligible to vest based upon the Company's achievement of Adjusted EBITDA goals for fiscal year 2014 under such awards. Amounts reflect the fair market value of restricted stock vesting based upon the Company's achievement of Adjusted EBITDA between minimum and target levels, determined using a per-share price of $81.33, the closing price of a share of the Company's common stock on December 31, 2014.

(6)   Represents the fair market value of stock options (assuming such stock options were "cashed-out") and restricted shares that vest on a change in control, determined using a per-share price of $81.33, the closing market price of a share of the Company's common stock on December 31, 2014 as quoted on Nasdaq.

(7)   Represents two annual payments equal to the highest amount of bonus or incentive compensation paid to the executive officer with respect to any of the three calendar years prior to the date of termination or, if higher, the three calendar years prior to the THL Transaction.

(8)   Represents a cash bonus of $1,300,000 under the Nordyne Retention Agreement, less retention bonus payments of $150,000 paid to Mr. LaGrand in each of 2013 and 2014 pursuant to that Agreement.

(9)   Represents Mr. Segar's base salary payable over 12 months.

(10)   Represents payment of Mr. Segar's bonus in respect of fiscal year 2014 under the Ergotron Retention Plan.

(11)   Represents payment of Mr. Segar's bonus in respect of fiscal year 2014 under the Ergotron Retention Plan plus an amount equal to the average of the annual bonuses paid to Mr. Segar during the previous two calendar years (other than bonuses under the Ergotron Retention Plan).

PROPOSAL 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2015

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accountants for its 2015 fiscal year. The Audit Committee and the Board seek to have the stockholders ratify the Audit Committee's appointment. We expect representatives of Ernst & Young LLP will be present at the Annual Meeting and will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions. If the appointment of Ernst & Young LLP is not ratified by the stockholders, the Audit Committee may appoint another independent registered public accounting firm or may decide to maintain its appointment of Ernst & Young LLP.

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2015

AUDIT COMMITTEE MATTERS

Audit Committee Report

This report is furnished by the Company's Audit Committee with respect to the Company's financial statements for fiscal year 2014.

The Company's management is responsible for the preparation and presentation of complete and accurate financial statements. The independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing a report on its audit. The Audit Committee oversees and monitors the Company's management and the independent registered public accounting firm throughout the financial reporting process.

In performing its oversight role, the Audit Committee has reviewed and discussed with management of the Company the Company's audited financial statements for fiscal year 2014. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by PCAOB Auditing Standard No. 16, Communications with Audit Committees, as in effect for the Company's fiscal year 2014. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP as required by applicable requirements of the PCAOB regarding their communication with the Audit Committee concerning independence, and has discussed with them their independence from the Company. The Committee also has considered whether, and to what extent, if any, the fact that Ernst & Young LLP may, from time-to-time, provide non-audit services to the Company, is compatible with maintaining the auditors' independence and has discussed this with Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements for fiscal year 2014 be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for filing with the SEC.

Submitted by the Audit Committee

Chris A. McWilton, Chair
Jeffrey C. Bloomberg
John T. Coleman
Thomas A. Keenan

Independent Registered Public Accounting Firm

Ernst & Young LLP served as the Company's independent registered public accounting firm for fiscal year 2014. Fees (including reimbursements for out-of-pocket expenses) paid to Ernst & Young LLP for services in fiscal years 2014 and 2013 were as follows:

	2013	**2014**
Audit Fees	$4,640,000	$5,585,000
Audit-Related Fees	572,000(1)	722,000(1)
Tax Fees	531,000(2)	122,300(2)
All Other Fees	—	—

_____

(1) Amount includes fees for services related to audits of certain of our employee benefit plans, accounting consultations, fees for due diligence services and in 2013 an audit of an acquired subsidiary.

(2) Amount includes fees for tax services related to tax compliance, tax planning and tax advice, including preparation of international tax returns and foreign country tax planning. Tax compliance services accounted for $117,000 and $150,000 of the amount in fiscal years 2014 and 2013, respectively.

The amounts reported as audit fees are based on fees, including out-of-pocket expenses, for the respective year's audit and related quarterly reviews irrespective of the period in which the related services are rendered or billed. The amounts reported as audit-related, tax and all other fees are based on fees billed, including out-of-pocket expenses, for services rendered during the respective fiscal year, even if the auditor did not bill the Company for those services until after year-end. The Audit Committee considered the compatibility of non-audit services by Ernst & Young LLP with the maintenance of that firm's independence and determined, in each case, that at all times, Ernst & Young LLP remained independent.

Audit Committee Pre-Approval Policy

The Audit Committee approves all engagements of the independent registered public accounting firm in advance including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments), which specifies projects and the approved levels of fees for each. All audit and non-audit services provided by the independent registered public accounting firm must be approved by the Audit Committee, through its Chairman, other than non-audit services subject to the de minimis exception set forth in Section 10A of the Exchange Act.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table includes information, as of February 27, 2015, about the beneficial ownership of the Company's common stock for:

•   each stockholder known by us to own beneficially 5% or more of the Company's common stock;

•   each director and nominee for director;

•   each of the named executive officers; and

•   all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, the number of shares and percentage ownership indicated in the following table is based on 16,316,981 outstanding shares of the Company's common stock, which includes all shares of unrestricted common stock and all shares of time-vested restricted common stock and performance-vested restricted stock awarded under the 2009 Plan. In addition, shares of the Company's common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of February 27, 2015 are deemed to be outstanding and to be beneficially owned by the entity or person holding such options or warrants for the purpose of computing the percentage ownership of such entity or person but are not treated as outstanding for the purpose of computing the number of shares owned and percentage ownership of any other entity or person. Except as indicated by footnote and subject to community property laws where applicable, to the Company's knowledge, the persons named in the table below will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Class (%)
Holders of more than 5% of the Company's voting securities:		
Entities affiliated with Ares Management LLC(2)	6,218,041	38.11
Funds and persons affiliated with Gates Capital Management, Inc.(3)	3,179,102	19.48
Entities and persons affiliated with Anchorage Capital Master Offshore, Ltd.(4)	1,492,698	9.15
Funds managed by subsidiaries of Canyon Capital Advisors(5)	849,249	5.20
Directors and Named Executive Officers:		
Jeffrey C. Bloomberg(6)	15,867	*
John T. Coleman(7)	13,367	*
James B. Hirshorn(8)	42,868	*
Thomas A. Keenan(9)	15,367	*
Daniel C. Lukas(10)(13)	13,367	*
Chris A. McWilton(11)	1,466	*
Bennett Rosenthal(12)(13)	15,367	*
J. David Smith(14)	20,511	*
Michael J. Clarke(15)	294,791	1.79
Almon C. Hall(16)	77,366	*
Kevin W. Donnelly(17)	75,577	*
David J. LaGrand(18)	47,351	*
Peter R. Segar(19)	8,675	*
All directors and executive officers as a group(20) (12 persons)	676,202	4.08

———————

* Less than one percent

(1) Address unless otherwise noted is 500 Exchange Street, Providence, RI 02903.

(2) Consists of (a) 2,937,721 shares of common stock held by Ares Corporate Opportunities Fund II, L.P. ("ACOF II") and, (b) 3,280,320 shares of common stock held by Ares Corporate Opportunities Fund III, L.P. ("ACOF III" and together with ACOF II, the "Holders"). Does not include the shares and options identified in footnotes (8), (10) and (12) to this table held by Messrs. Hirshorn, Lukas and Rosenthal, respectively, as nominees for the benefit of the Ares Entities (as defined below). The manager of ACOF II is ACOF Operating Manager II, L.P. ("ACOF Operating II") and the general partner of ACOF Operating II is Ares Management, Inc. ("Ares Inc."). Ares Inc. is owned by Ares Management LLC ("Ares Management LLC"). The manager of ACOF III is ACOF Operating Manager III, LLC ("ACOF Operating III") and the sole member of ACOF Operating III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings L.P. ("Ares Management Holdings") and the general partner of Ares Management Holdings is Ares Holdings Inc. ("Ares Holdings"), whose sole stockholder is Ares Management, L.P. ("Ares Management"). The general partner of Ares Management is Ares Management GP LLC ("Ares Management GP") and the sole member of Ares Management GP is Ares Partners Holdco LLC ("Ares Partners" and, together with ACOF II, ACOF Operating II, Ares Inc., ACOF III, ACOF Operating III, Ares Management LLC, Ares Management Holdings, Ares Holdings, Ares Management and Ares Management GP, the "Ares Entities" or the "Reporting Persons"). Ares Partners is managed by a board of managers, which includes among others, our director Bennett Rosenthal. Decisions by Ares Partners' board of managers generally are made by a majority of the members. Each of the Ares Entities (other than the Holders, with respect to the securities held directly by such fund) and the members of the Ares Partners' board of managers and the other directors, officers, partners, stockholders, members and managers of the Ares Entities disclaims beneficial ownership of these securities. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067. Such information was reported as of October 9, 2014 on a Schedule 13D filed October 14, 2014.

As previously disclosed, on April 4, 2012, the Company entered into an investor agreement (the "Investor Agreement") with Ares and certain of its affiliates pursuant to which Ares and the Company agreed to, among other things, confirm certain agreements relating to Ares' ability to transfer shares of common stock of the Company beneficially owned by Ares.

(3) Consists of 3,179,102 shares of common stock held by Gates Capital Management, L.P., Gates Capital Management GP LLC, Gates Capital Management, Inc. and Jeffrey L Gates. The address of Gates Capital Management, L.P., Gates Capital Management GP LLC, Gates Capital Management, Inc. and Jeffrey L Gates is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, NY 10036. Such information was reported as of December 31, 2014 on a Schedule 13G filed February 17, 2015.

(4) Consists of 1,492,698 shares of common stock held for the account of Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore"). Each of the following persons (collectively, the "Reporting Persons") may be deemed the beneficial owner the shares held for the account of Anchorage Offshore: Anchorage Capital Group, L.L.C. ("Capital Group"); Anchorage Advisors Management, L.L.C. ("Management"); Anthony L. Davis ("Mr. Davis"); and Kevin M. Ulrich ("Mr. Ulrich"). Capital Group is the investment advisor to Anchorage Offshore. Management is the sole managing member of Capital Group. Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management. The address of Anchorage Offshore and the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012. Such information was reported as of December 31, 2014 on a Schedule 13G filed February 17, 2015.

(5) Consists of 849,249 shares of common stock held by Canyon Capital Advisors LLC ("CCA"), Mitchell R. Julis and Joshua S. Friedman. The address of CCA, Mitchell R. Julis and Joshua S. Friedman is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067. Such information was reported as of December 31, 2014 on a Schedule 13G filed February 17, 2015.

(6) Consists of (a) 3,404 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 2,463 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Bloomberg has voting but not dispositive power.

(7) Consists of (a) 2,904 shares of common stock, (b) 8,000 shares of common stock issuable upon the exercise of stock options and (c) 2,463 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Coleman has voting but not dispositive power.

(8) Consists of (a) 13,732 shares of common stock, (b) 17,016 shares of common stock issuable upon the exercise of stock options and (c) 12,120 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Hirshorn has voting but not dispositive power. 1,569 of these securities are held by Mr. Hirshorn for the benefit of the Ares Entities. As of April 1, 2013, Mr. Hirshorn is associated with the Ares Entities and pursuant to the policies of the Ares Entities, Mr. Hirshorn holds these securities as a nominee on behalf, and for the sole benefit, of Ares and has assigned all economic, pecuniary and voting rights in respect of these securities to Ares. As to the unvested restricted shares of common stock, Ares has voting but not dispositive power.

(9) Consists of (a) 2,904 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 2,463 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Keenan has voting but not dispositive power.

(10) Consists of (a) 2,904 shares of common stock, (b) 8,000 shares of common stock issuable upon the exercise of stock options and (c) 2,463 shares of unvested restricted common stock awarded under the 2009 Plan. These securities are held by Mr. Lukas for the benefit of the Ares Entities. Mr. Lukas is associated with the Ares Entities and pursuant to the policies of the Ares Entities, Mr. Lukas holds these securities as a nominee on behalf, and for the sole benefit, of Ares and has assigned all economic, pecuniary and voting rights in respect of these securities to Ares. As to the unvested restricted shares of common stock, Ares has voting but not dispositive power.

(11) Consists of 1,466 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. McWilton has voting but not dispositive power.

(12) Consists of (a) 2,904 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 2,463 shares of unvested restricted common stock awarded under the 2009 Plan. These securities are held by Mr. Rosenthal for the benefit of the Ares Entities. Mr. Rosenthal is associated with the Ares Entities and pursuant to the policies of the Ares Entities, Mr. Rosenthal holds these securities as a nominee on behalf, and for the sole benefit, of Ares and has assigned all economic, pecuniary and voting rights in respect of these securities to Ares. As to the unvested restricted shares of common stock, Ares has voting but not dispositive power.

(13) Does not include the securities held by ACOF II and ACOF III. As disclosed elsewhere in this proxy statement, Messrs. Hirshorn, Lukas and Rosenthal are associated with Ares. Messrs. Hirshorn, Lukas and Rosenthal each expressly disclaims beneficial ownership of the securities held by ACOF II and ACOF III.

(14) Consists of (a) 5,617 shares of common stock, (b) 10,000 shares of common stock issuable upon the exercise of stock options and (c) 4,894 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Smith has voting but not dispositive power.

(15) Consists of (a) 27,942 shares of common stock, (b) 140,200 shares of common stock issuable upon the exercise of stock options and (c) 126,649 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Clarke has voting but not dispositive power.

(16) Consists of (a) 40,991 shares of common stock, (b) 18,645 shares of common stock issuable upon exercise of stock options and (c) 17,730 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Hall has voting but not dispositive power.

(17) Consists of (a) 53,550 shares of common stock, (b) 6,683 shares of common stock issuable upon exercise of stock options and (c) 15,344 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Donnelly has voting but not dispositive power.

(18) Consists of (a) 20,579 shares of common stock, (b) 12,861 shares of common stock issuable upon exercise of stock options and (c) 13,911 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. LaGrand has voting but not dispositive power.

(19) Consists of (a) 182 shares of common stock, (b) 1,156 shares of common stock issuable upon exercise of stock options and (c) 7,337 shares of unvested restricted common stock awarded under the 2009 Plan, as to which unvested restricted common stock Mr. Segar has voting but not dispositive power.

(20) Consists of an aggregate of (a) 179,141 shares of common stock, (b) 260,064 shares of common stock issuable upon the exercise of stock options and (d) 236,997 shares of unvested restricted common stock awarded under the 2009 Plan held by Executive Officers, as to which each Director or Executive Officer has voting but not dispositive power.

OTHER INFORMATION

Stockholder Proposals

Proposals to be included in the proxy statement

In order to be included in the Company's proxy materials for presentation at the 2016 Annual Meeting of Stockholders, a stockholder proposal pursuant to Rule 14a-8 of the Exchange Act must be received by the Secretary of the Company at 500 Exchange Street, Providence, Rhode Island 02903, no later than November 13, 2015, and must comply with the requirements of Rule 14a-8.

Director nominations and other proposals (not to be included in the proxy statement)

Pursuant to the Company's Amended and Restated By-Laws, if you wish nominate a director candidate or to bring business before the Company's 2015 annual meeting, you must give written notice thereof which must be received by the Secretary of the Company at 500 Exchange Street, Providence, Rhode Island 02903 by Wednesday, December 30, 2015 and not earlier than January 29, 2016.

All director nominations and other stockholder proposals must comply with the other requirements of the Company's By-Laws, a copy of which may be obtained at no cost from the Company's Secretary. We do not intend to entertain any proposals or nominations at the annual meeting that do not comply with the notice provisions or meet the requirements set forth in the Company's Amended and Restated By-Laws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, the Company may exercise discretionary voting authority under proxies that it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.

Annual Report, Form 10-K, Financial and Other Information

A copy of the Company's Annual Report for fiscal year 2014, including financial statements, is being furnished concurrently herewith to all stockholders holding shares of common stock as of the Record Date. The Company's Annual Report for fiscal year 2014 also is available for viewing on the Company's website at "Annual Reports" under "Investor Relations." Please read it carefully. The Company filed with the SEC a Form 10-K for fiscal year ended December 31, 2014. Stockholders may obtain a copy of the Form 10-K, including financial statements and schedules included in the Form 10-K, without charge, by visiting the Company's website at www.nortek.com, at the website of the SEC, www.sec.gov, or by writing to the Company's Secretary at Nortek, Inc., 500 Exchange Street, Providence, Rhode Island 02903. Upon written request to the Company's Secretary, at the address of the Company's principal executive offices, the exhibits set forth on the exhibit index of the Annual Report and the entire Form 10-K may be made available at reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

Householding of Proxy Materials

To reduce costs and reduce the environmental impact of our Annual Meeting, a single proxy statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, will be delivered in one envelope to certain stockholders having the same last name and address and to individuals with more than one account registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. Stockholders participating in householding will continue to receive separate proxy cards. If you are a registered stockholder and would like to enroll in this service or receive individual copies of this year's and/or future proxy materials, please contact our transfer agent, Computershare Shareowner Services. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any other filing of Nortek, Inc. under the Securities Act of 1933 or the Exchange Act, the sections of this proxy statement entitled "Report of the Audit Committee" and "Compensation Committee Report" (to the extent permitted by the rules of the SEC) shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Stockholder List

A complete list of those Stockholders will be open to examination by any Stockholder for any purpose germane to the Annual Meeting during ordinary business hours at the executive offices of the Company, 500 Exchange Street, Providence, Rhode Island 02903, for a period of ten days prior to the Annual Meeting.

NORTEK, INC.
500 EXCHANGE STREET
PROVIDENCE, RI 02903-2360

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M82833-P58868

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NORTEK, INC.

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:				
1. Election of Directors	☐	☐	☐	_____

Nominees:

01) Michael J. Clarke
02) Daniel C. Lukas
03) Bennett Rosenthal

The Board of Directors recommends you vote FOR proposal 2.

	For	Against	Abstain
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2015.	☐	☐	☐

NOTE: The named proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the 2015 Annual Meeting of Stockholders and any adjournments thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Table of Contents

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on April 28, 2015.
The Notice, Proxy Statement and Annual Report are available at www.proxyvote.com.

M82834-P58868

NORTEK, INC.
500 EXCHANGE STREET
PROVIDENCE, RHODE ISLAND 02903
(401) 751-1600
April 28, 2015

The undersigned hereby appoints Michael J. Clarke and Kevin W. Donnelly, or either of them, proxies with power of substitution to each, to vote at the Annual Meeting of Stockholders of Nortek, Inc. to be held on April 28, 2015 at 8:30 a.m., local time, at The Omni Providence Hotel, One West Exchange Street, Providence, Rhode Island 02903 (telephone: 401-598-8000) or at any adjournment or postponement thereof, all of the shares of common stock of Nortek, Inc. that the undersigned would be entitled to vote if personally present. The undersigned instructs such proxies or their substitutes to act on the matters listed on the reverse side as specified by the undersigned, and to vote in such manner as they may determine on any other matters that may properly come before the meeting.

This proxy when properly executed will be voted in the manner directed by the undersigned. If no direction is made, this proxy will be voted "For All" nominees in Proposal No. 1 and "For" Proposal No. 2.

Continued and to be signed on reverse side

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